9 Ottiliavej DK-2500 Valby
Copenhagen Denmark

Tel +45 36433041
Fax +45 36438262

E-mail tzol@lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

07024282

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 04 2007
WASH. DC 209

Date 30 May 2007

Our ref TZOL

Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Annual Report 2006 and Press Releases 254-273, released from 4 January to 24 May, 2007 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Lars Bang
Executive Vice President
Supply Operations, Engineering & IT and
Interim CFO

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

A4-30

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 254

4 January 2007

Financial calendar 2007

H. Lundbeck A/S has planned the following release dates for the Financial Statements and the Annual General Meeting.

7 March 2007
Annual report 2006

24 April 2007
Annual General Meeting

9 May 2007
Interim report for the first quarter of 2007

15 August 2007
Interim report for the second quarter of 2007

14 November 2007
Interim report for the third quarter of 2007

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Stock Exchange Release No 254 – 4 January 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

4. januar 2007

Finansiel kalender 2007

H. Lundbeck A/S har planlagt følgende datoer for regnskabsmeddelelser og ordinær generalforsamling i 2007.

7. marts 2007
Årsregnskabsmeddelelse 2006

24. april 2007
Ordinær generalforsamling

9. maj 2007
Kvartalsmeddelelse for 1. kvartal 2007

15. august 2007
Kvartalsmeddelelse for 2. kvartal 2007

14. november 2007
Kvartalsmeddelelse for 3. kvartal 2007

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 254 – 4. januar 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Release No 255

12 January 2007

Cipralex® approved for the treatment of obsessive compulsive disorder (OCD)

Today, Cipralex® (escitalopram) has been approved in the EU for the treatment of obsessive compulsive disorder (OCD) by the Swedish Medical Products Agency (MPA) acting as reference member state for the European Union (EU). The approval is based on clinical studies involving more than 750 patients, which demonstrate that Cipralex® is an effective and well-tolerated drug in the treatment of OCD with the added benefit of significantly reducing the risk of relapse in OCD patients.

OCD is a chronic, highly debilitating disorder that is characterised by recurrent, distressing thoughts and impulses (obsessions) and/or repetitive behaviours (compulsions).

"OCD is a disabling anxiety disorder for which Cipralex® has demonstrated to be an effective and well-tolerated treatment", said Senior Vice President Anders Gersel Pedersen, Head of Development at Lundbeck. "With the approval for the treatment of OCD, Cipralex® is now approved for the treatment of all major anxiety indications and depression."

About the clinical studies

Dose finding study
In a double blind placebo controlled study, 458 OCD patients were randomised to either Cipralex® at one of the two doses (10mg or 20mg), or 40mg paroxetine or placebo. The duration of the study was 24 weeks with a primary efficacy assessment after 12 weeks (acute treatment).

At week 12 – the primary efficacy endpoint – 20mg Cipralex® showed a statistically significant greater improvement in the Yale-Brown Obsessive Compulsive Scale (Y-BOCS) compared to placebo ($p<0.005$). 10mg Cipralex® compared to placebo was ($p=0.052$). At week 24 dosages of Cipralex® 10mg ($p<0.05$) and 20mg ($p<0.005$) showed a statistically significant greater improvement in the Yale-Brown Obsessive Compulsive Scale (Y-BOCS) than in the placebo group – as did paroxetine 40mg ($p<0.05$).

Relapse prevention study
The long-term efficacy was further supported by a relapse prevention study, where 320 patients (intention-to-treat), following treatment with Cipralex® for 16 weeks, were randomised to either placebo or Cipralex® for a further 24 weeks of double-blind treatment.

The primary endpoint was time to relapse. The result of this primary analysis showed a significant difference in favour of Cipralex® ($p<0.001$). The number of relapses during treatment with Cipralex® (23%) was significantly lower compared to the patients in the placebo group (52%) ($p<0.001$). The risk of relapsing was 2.7 times higher for the placebo group compared to patients treated with Cipralex®.

About OCD
OCD is a chronic and disabling disorder with lifetime prevalence of around 2-4%. It is estimated that OCD patients represent more than 10% of patients with anxiety disorders.

Symptoms of OCD can vary, and the obsessions can be thoughts that are often very disturbing to the patient and can lead to compulsive behaviour. Examples of compulsions are repetitive behaviours (such as excessive hand washing/cleaning/hoarding/checking) and mental acts (such as counting/repeating words).

The content of this release does not change the Lundbeck Group's previously announced expectations as announced in connection with reporting for the 3rd quarter 2006 financial result.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Stock exchange release No 255 – 12 January 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

Meddelelse nr. 255

12. januar 2007

Cipralex® godkendt til behandling af obsessiv-kompulsiv sygdom (OCD)

Cipralex® (escitalopram) er i dag blevet godkendt i EU til behandling af obsessiv-kompulsiv sygdom (OCD) af sundhedsmyndighederne i Sverige, som fungerer som referencemedlemsland for den Europæiske Union (EU). Godkendelsen er baseret på kliniske undersøgelser med mere end 750 patienter, som viser, at Cipralex® er et effektivt og veltolereret lægemiddel i behandlingen af OCD med den yderligere fordel, at stoffet væsentligt nedbringer risikoen for tilbagefald hos patienter med OCD.

OCD er en kronisk og yderst invaliderende sygdom, som er karakteriseret ved tilbagevendende, forstyrrende tanker og impulser (tvangstanker) og/eller tilbagevendende handlinger (tvangshandlinger).

"OCD er en invaliderende angstsygdom, som Cipralex® har vist sig at være en effektiv og veltolereret behandling imod", udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen. "Med godkendelsen til behandling af OCD er Cipralex® nu godkendt til behandling af alle større angstindikationer og depression."

Om de kliniske undersøgelser

Dosisbestemmende undersøgelse
I en dobbeltblind, placebokontrolleret undersøgelse blev 458 patienter med OCD randomiseret til enten Cipralex® på ét af to dosisniveauer (10mg eller 20mg) eller 40mg paroxetin eller placebo. Undersøgelsen varede 24 uger med en primær effektvurdering efter 12 uger (akut behandling).

Ved uge 12 – det primære effekt-endpoint – viste 20mg Cipralex® en statistisk signifikant større forbedring på Yale-Brown Obsessive Compulsive Scale (Y-BOCS) end i placebogruppen ($p<0,005$). 10mg Cipralex® sammenlignet med placebo var ($p=0,052$). Ved uge 24 viste doser af Cipralex® på 10mg ($p<0,05$) og 20mg ($p< 0,005$) en statistisk signifikant større forbedring på Yale-Brown Obsessive Compulsive Scale

(Y-BOCS) end i placebogruppen, og det samme gjorde 40mg paroxetin (p<0,05).

Undersøgelse vedrørende forhindring af tilbagefald
Den langsigtede effekt blev yderligere understøttet af en undersøgelse vedrørende forhindring af tilbagefald, hvor 320 patienter (intention-to-treat) efter et behandlingsforløb med Cipralex® i 16 uger blev randomiseret til enten placebo eller Cipralex® i yderligere 24 uger med dobbeltblind behandling.

Det primære endpoint var tiden til tilbagefald. Resultatet af denne primære analyse viste en signifikant forskel til fordel for Cipralex® (p<0,001). Antallet af tilbagefald under behandling med Cipralex® (23%) var signifikant lavere sammenlignet med de placebo-behandlede patienter (52%) (p<0,001). Risikoen for tilbagefald var 2,7 gange højere for placebo-gruppen end for de patienter, der blev behandlet med Cipralex®.

Om OCD
OCD er en kronisk og invaliderende sygdom med en livstidsprævalens på ca. 2-4%. Det anslås, at OCD-patienter udgør over 10% af alle patienter med angstsygdomme.

Symptomerne på OCD varierer, og tvangstankerne kan være tanker, der ofte virker forstyrrende på patienten og kan føre til tvangshandlinger. Eksempler på tvangshandlinger er repetitive handlinger (f.eks. overdreven vask af hænder/rengøring/oplagring/kontrol) og psykiske handlinger (f.eks. tælleritualer/gentage ord).

Indholdet i denne meddelelse giver ikke anledning til at ændre Lundbeck-koncernens tidligere udmeldte forventninger, som udmeldt i forbindelse med aflæggelse af regnskab for 3. kvartal 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 255 – 12 januar 2007

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 256

22 January 2007

Change in Lundbeck A/S Executive Management

Executive Vice President, CFO Hans Henrik Munch-Jensen has decided to retire from his position in connection with the presentation of the company's annual report 2006 on the 7th of March 2007. Recruitment of a new Executive Vice President and CFO has been initiated.

Furthermore, Lundbeck's marketing and sales activities will be concentrated under one member of Executive Management. As a consequence, Ole Chrintz will withdraw from Lundbeck Executive Management, but will continue his current responsibilities within the company, including responsibility for establishing a Lundbeck sales organization in the US.

CEO Claus Braestrup, Executive Vice President Lars Bang, Supply Operations, Engineering & IT, and Executive Vice President Stig Løkke Pedersen, Commercial Operations, will hereafter constitute Lundbeck's Executive Management.

The content of this release does not change the Lundbeck Group's previously announced expectations as announced in connection with reporting for the 3rd quarter 2006 financial result.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock exchange release No 256 – 22 January 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 256

22. januar 2007

Direktionsændring i H. Lundbeck A/S

Koncerndirektør, CFO, Hans Henrik Munch-Jensen fratræder efter eget ønske sin stilling i forbindelse med aflæggelse af koncernens årsregnskab 2006, som præsenteres den 7. marts 2007. Rekruttering af ny koncerndirektør og CFO er igangsat.

Desuden samles Lundbecks markedsførings- og salgsaktiviteter under ét medlem af direktionen. Som en konsekvens heraf udtræder Ole Chrintz af Lundbecks direktion, men fortsætter med sine nuværende ansvarsområder i koncernen – herunder ansvaret for opbygning af Lundbecks salgsorganisation i USA.

Lundbecks direktion består herefter af koncernchef Claus Bræstrup, koncerndirektør Lars Bang, Supply Operations, Engineering & IT, samt koncerndirektør Stig Løkke Pedersen, Commercial Operations.

Indholdet i denne meddelelse giver ikke anledning til at ændre Lundbeck-koncernens tidligere udmeldte forventninger som udmeldt i forbindelse med aflæggelse af regnskab for 3. kvartal 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 256 – 22. januar 2007

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 257

31 January 2007

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	17,252,496	134.3582	2,318,014,647
23 January 2007	70,177	159.7710	11,212,253
24 January 2007	-	-	-
25 January 2007	-	-	-
26 January 2007	-	-	-
29 January 2007	-	-	-
30 January 2007	-	-	-
31 January 2007	-	-	-
Accumulated under the program	17,322,673	134.4612	2,329,226,900

Following the above buyback Lundbeck owns a total of 4,033,530 own shares at a nominal value of DKK 5, equal to 1.90% of the total number of 212,155,154 shares.

The content of this release does not change the Lundbeck Group's previously announced expectations as announced in connection with reporting for the 3rd quarter 2006 financial result.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:	*Media:*
Mads Bjerregaard Pedersen Investor Relations Officer +45 36 43 41 04	Caroline Broge Media Relations Manager +45 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America +1 201 350 0187	

Stock Exchange Release No 257 – 31 January 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 257

31. januar 2007

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	17.252.496	134,3582	2.318.014.647
23. januar 2007	70.177	159,7710	11.212.253
24. januar 2007	-	-	-
25. januar 2007	-	-	-
26. januar 2007	-	-	-
29. januar 2007	-	-	-
30. januar 2007	-	-	-
31. januar 2007	-	-	-
Akkumuleret under programmet	17.322.673	134,4612	2.329.226.900

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 4.033.530 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,90% af det samlede antal på 212.155.154 stk. aktier.

Indholdet i denne meddelelse giver ikke anledning til at ændre Lundbeck-koncernens tidligere udmeldte forventninger som udmeldt i forbindelse med aflæggelse af regnskab for 3. kvartal 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 257 - 31. januar 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 258

20 February 2007

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	17,322,673	134.4612	2,329,226,900
12 February 2007	139,671	165.0714	23,055,684
13 February 2007	147,980	162.8538	24,099,099
14 February 2007	-	-	-
15 February 2007	-	-	-
16 February 2007	-	-	-
19 February 2007	-	-	-
20 February 2007	-	-	-
Accumulated under the program	17,610,324	134.9425	2,376,381,682

Pursuant to Section 28 of the Danish Securities Trading Act and following the above buyback it is hereby announced that Lundbeck owns a total of 4,321,181 own shares at a nominal value of DKK 5, equal to 2.04% of the total number of 212,155,154 shares.

The content of this release does not change the Lundbeck Group's previously announced expectations as announced in connection with reporting for the 3rd quarter 2006 financial result.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:	*Media:*
Mads Bjerregaard Pedersen Investor Relations Officer +45 36 43 41 04	Caroline Broge Media Relations Manager +45 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America +1 201 350 0187	

Stock Exchange Release No 258 – 20 February 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 258

20. februar 2007

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	17.322.673	134,4612	2.329.226.900
12. februar 2007	139.671	165,0714	23.055.684
13. februar 2007	147.980	162,8538	24.099.099
14. februar 2007	-	-	-
15. februar 2007	-	-	-
16. februar 2007	-	-	-
19. februar 2007	-	-	-
20. februar 2007	-	-	-
Akkumuleret under programmet	17.610.324	134,9425	2.376.381.682

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

I henhold til værdipapirhandelslovens §28 samt efter ovenstående tilbagekøb meddeles det hermed, at Lundbeck ejer i alt 4.321.181 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 2,04% af det samlede antal på 212.155.154 stk. aktier.

Indholdet i denne meddelelse giver ikke anledning til at ændre Lundbeck-koncernens tidligere udmeldte forventninger som udmeldt i forbindelse med aflæggelse af regnskab for 3. kvartal 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 258 – 20. februar 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 259

1 March 2007

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	17,610,324	134.9425	2,376,381,682
21 February 2007	137,295	160.5716	22,045,677
22 February 2007	143,778	159.1887	22,887,826
23 February 2007	-	-	-
26 February 2007	-	-	-
27 February 2007	145,282	154.8322	22,494,328
28 February 2007	62,040	149.6811	9,286,218
1 March 2007	-	-	-
Accumulated under the program	18,098,719	135.5397	2,453,095,731

Pursuant to Section 28 of the Danish Securities Trading Act and following the above buyback it is hereby announced that Lundbeck owns a total of 4,809,576 own shares at a nominal value of DKK 5, equal to 2.27% of the total number of 212,155,154 shares.

The content of this release does not change the Lundbeck Group's previously announced expectations as announced in connection with reporting for the 3rd quarter 2006 financial result.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 259 – 1 March 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 259

1. marts 2007

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	17.610.324	134,9425	2.376.381.682
21. februar 2007	137.295	160,5716	22.045.677
22. februar 2007	143.778	159,1887	22.887.826
23. februar 2007	-	-	-
26. februar 2007	-	-	-
27. februar 2007	145.282	154,8322	22.494.328
28. februar 2007	62.040	149,6811	9.286.218
1. marts 2007	-	-	-
Akkumuleret under programmet	18.098.719	135,5397	2.453.095.731

I henhold til værdipapirhandelslovens §28 samt efter ovenstående tilbagekøb meddeles det hermed, at Lundbeck ejer i alt 4.809.576 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 2,27% af det samlede antal på 212.155.154 stk. aktier.

Indholdet i denne meddelelse giver ikke anledning til at ændre Lundbeck-koncernens tidligere udmeldte forventninger som udmeldt i forbindelse med aflæggelse af regnskab for 3. kvartal 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 259 – 1. marts 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 260

7 March 2007

Annual Report 2006

Today the Supervisory Board of H. Lundbeck A/S approved the Group's annual report for 2006.

All of Lundbeck's new pharmaceuticals experienced significant underlying growth, but the consolidated performance was adversely affected by the reduction of escitalopram inventories at Forest Laboratories, Inc. in 2006.

- Lundbeck's total revenue amounted to DKK 9,221 million in 2006, corresponding to an increase of 2%.
- Revenue derived from **Europe** amounted to DKK 5,537 million, a 9% increase on 2005. Revenue from **International Markets** amounted to DKK 1,379 million, a 21% increase.
- Revenue from the **USA** amounted to DKK 1,930 million, a decline of 26%, due to lower supplies of bulk escitalopram to Forest as part of Forest's reduction of escitalopram inventories. At 31 December 2006, the inventory reduction had been completed, and inventory levels corresponded to approximately 9 months of commercial supply.
- Sales of **Cipralex®** (depression) rose by 34% to DKK 3,508 million, and sales of **Ebixa®** (Alzheimer's disease) increased by 23% to DKK 1,361 million. Income from **Lexapro®** (depression) in the USA amounted to DKK 1,923 million, which was 25% less than in 2005 due to Forest's inventory reduction. However, actual sales of Lexapro® in the US market were up by 13% in 2006.
- Revenue from Lundbeck's two most recently launched pharmaceuticals **Azilect®** (Parkinson's disease) and **Serdolect®** (schizophrenia) amounted to DKK 71 million and DKK 10 million respectively.
- Lundbeck's combined costs increased by 8% to DKK 7,437 million. Research and development expenses increased by 10% and amounted to DKK 1.958 million corresponding to 21.2% of Group revenue. Distribution and administration expenses increased by 5% and amounted to DKK 3.838 million.

- Profit from operations was DKK 1,784 million, which translates into an EBIT margin of 19.3%. Exclusive of the income from the IPO of LifeCycle Pharma, profit from operations was DKK 1,629 million, which was consistent with the company's profit guidance provided at the beginning of the year.

- Net profit for the year amounted to DKK 1,107 million, down 30% compared with 2005. The decline was due to Forest's reduction of escitalopram inventories.

- Cash flows from operating and investing activities (free cash flow) amounted to DKK 624 million.

- In connection with share buyback programmes, Lundbeck acquired treasury shares for a total amount of DKK 1,591 million in 2006.

- The Supervisory Board proposes to pay dividend for 2006 of 30% of the net profit for the year to shareholders of the parent company, corresponding to DKK 1.57 per share.

Antipsychotic project Lu 31-130 moved into clinical phase II

Lundbeck has decided to initiate clinical phase II investigations with Lu 31-130 in 210 patients suffering from schizophrenia. The decision is based on positive pre-clinical results as well as positive conclusion of the phase I trials in healthy individuals.

In line with both pre-clinical and clinical data, Lu 31-130 is expected to show beneficial effects on positive and negative symptoms as well as displaying a favourable balance between efficacy and safety.

The phase II study will be a multinational, multi-centre, randomised, double-blind, parallel-group, placebo-controlled, safety, tolerability and efficacy study of sequential fixed dose regimens of Lu 31-130.

Lu 31-130 has a multi receptorial profile and results from a PET study in healthy volunteers combined with pre-clinical studies have shown that Lu 31-130 has a unique dopamine and serotonin receptor binding profile.

An antipsychotic action of Lu 31-130 is expected based on this unique profile. The pre-clinical data suggest that Lu 31-130 has antipsychotic activity combined with low EPS (Extrapyramidale Symptoms) potential.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Financial highlights 2006

Growth relative to the same period in 2005

DKKm	2006	Growth	Q4 2006	Growth
Revenue	9,221	2%	2,543	10%
- Cipralex®	3,508	34%	937	26%
- Income Lexapro®	1,923	-25%	525	-16%
- Ebixa®	1,361	23%	374	22%
- Azilect®	71	1,068%	28	578%
- Serdolect®	10	--	4	--
- Other pharmaceuticals	1,973	-23%	467	-18%
- Other revenue	375	61%	208	294%
Costs	7,437	8%	2,108	16%
- Cost of sales	1,646	11%	417	42%
- Distribution and administration	3,838	5%	1,104	12%
- Research and development	1,958	10%	596	11%
- Other operating expenses, net	-4	-51%	-9	--
Profit from operations	1,784	-18%	435	-10%
Net financials	-64	-159%	-8	83%
Net profit	1,107	-30%	300	1%
Cash flows from operating and investing activities	624	-57%	93	208%
Earnings per share (EPS)	5.24	-26%	1.44	8%
Proposed dividend per share	1.57	-25%	--	--

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Financial forecast for 2007

2006 actual DKKm		2007 forecast
1,784	Profit from operations	> DKK 2.5bn*
19.3%	EBIT margin	25%*
762	Investments	Approx. DKK 650m

* Exclusive of potential milestone payment of USD 75m from Merck & Co., Inc. in connection with filing of registration dossiers for gaboxadol for the treatment of sleep disorders in the USA.

Further information

An electronic version of the annual report for 2006 and further information about Lundbeck is available from the company's website www.lundbeck.com. The print version of the annual report for 2006 will be available on 29 March 2007.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager, North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 260 – 7 March 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Meddelelse nr. 260

7. marts 2007

Årsrapporten 2006

Bestyrelsen for H. Lundbeck A/S har i dag godkendt koncernens årsrapport for 2006.

Alle Lundbecks nye lægemidler viste signifikant underliggende vækst, men koncernens resultat var i 2006 negativt påvirket af, at Forest Laboratories, Inc. i 2006 nedbragte deres lager af escitalopram.

- Lundbecks samlede omsætning udgjorde i 2006 DKK 9.221 mio. svarende til en stigning på 2%.

- Omsætningen fra **Europa** udgjorde DKK 5.537 mio. svarende til en vækst på 9% i forhold til 2005. Omsætningen fra **Internationale Markeder** udgjorde DKK 1.379 mio. svarende til en vækst på 21%.

- Omsætningen fra **USA** udgjorde DKK 1.930 mio. svarende til et fald på 26%, hvilket skyldes en lavere leverance af bulk escitalopram til Forest som led i nedbringelsen af lageret af escitalopram hos Forest. Ved udgangen af 2006 var nedbringelsen af lageret tilendebragt og lageret udgjorde et niveau svarende til cirka 9 måneders forventet forbrug.

- Omsætningen af **Cipralex®** (depression) steg med 34% og udgjorde DKK 3.508 mio. og omsætningen af **Ebixa®** (Alzheimers sygdom) steg med 23% og udgjorde DKK 1.361 mio. Indtægten fra **Lexapro®** (depression) i USA udgjorde DKK 1.923 mio. svarende til et fald på 25% på grund af nedbringelsen af lager hos Forest. Det reelle salg af Lexapro® på det amerikanske marked steg dog med 13% i 2006.

- Omsætningen af Lundbecks to senest introduceredee lægemidler **Azilect®** (Parkinsons sygdom) og **Serdolect®** (skizofreni) udgjorde henholdsvis DKK 71 mio. og DKK 10 mio.

- Lundbecks samlede omkostninger steg med 8% og udgjorde DKK 7.437 mio. Forsknings- og udviklingsomkostningerne steg med 10% og udgjorde DKK 1.958 mio. svarende til 21,2% af omsætningen. Omkostningerne til distribution og administration steg med 5% og udgjorde DKK 3.838 mio.

- Resultat af primær drift udgjorde DKK 1.784 mio. svarende til en overskudsgrad på 19,3%. Eksklusive indtægten fra børsnoteringen af

LifeCycle Pharma udgjorde resultat af primær drift DKK 1.629 mio. og dermed levede selskabet op til de ved årets begyndelse udmeldte forventninger til resultat af primær drift.

- Årets resultat udgjorde DKK 1.107 mio. svarende til et fald på 30% i forhold til året før. Faldet skyldes nedbringelsen af lageret af escitalopram hos Forest.
- Pengestrømme fra drifts- og investeringsaktivitet (frit cashflow) blev på DKK 624 mio.
- I 2006 har Lundbeck i forbindelse med aktietilbagekøbsprogrammer opkøbt for i alt DKK 1.591 mio. egne aktier.
- Det er bestyrelsens forslag at udbetale udbytte for 2006 på 30% af årets resultat til aktionærer i moderselskabet svarende til DKK 1,57 per aktie.

Antipsykotika-projektet Lu 31-130 overgår til klinisk fase II

Lundbeck har besluttet at indlede kliniske fase II-undersøgelser med Lu 31-130 med 210 patienter, der lider af skizofreni. Beslutningen er baseret på positive prækliniske resultater samt et positivt udfald af fase I-undersøgelsen i raske forsøgspersoner.

Baseret på såvel prækliniske som kliniske data forventes Lu 31-130 at vise en gavnlig effekt på såvel de positive som de negative symptomer samt at vise en god balance mellem effekt og sikkerhed.

Fase II-studiet bliver en multinational, multicenter, randomiseret, dobbeltblind, parallel-gruppe, placebo-kontrolleret sikkerheds-, tolerabilitets- og effekt-undersøgelse af sekventiel fastdosis-forløb af Lu 31-130.

Lu 31-130 har en multireceptor-profil, og resultater fra en PET-undersøgelse med raske forsøgspersoner i kombination med prækliniske studier har vist, at Lu 31-130 har en unik dopamin- og serotonin-receptorbindingsprofil.

Baseret på denne unikke profil forventes der en antipsykotisk virkning af Lu 31-130. De prækliniske data tyder på, at Lu 31-130 har antipsykotisk aktivitet kombineret med lavt potentiale for ekstrapyramidale bivirkninger (EPS).

Hovedtal 2006

Vækst i forhold til samme periode 2005

DKK mio.	2006	Vækst	4 kvt. 2006	Vækst
Omsætning	9.221	2%	2.543	10%
- Cipralex®	3.508	34%	937	26%
- Indtægt fra Lexapro®	1.923	-25%	525	-16%
- Ebixa®	1.361	23%	374	22%
- Azilect®	71	1.068%	28	578%
- Serdolect®	10	--	4	--
- Andre lægemidler	1.973	-23%	467	-18%
- Anden omsætning	375	61%	208	294%
Omkostninger	7.437	8%	2.108	16%
- Produktionsomkostninger	1.646	11%	417	42%
- Distribution og administration	3.838	5%	1.104	12%
- Forskning og udvikling	1.958	10%	596	11%
- Andre driftsudgifter, netto	-4	-51%	-9	--
Resultat af primær drift	1.784	-18%	435	-10%
Finansielle poster, netto	-64	-159%	-8	83%
Årets resultat	1.107	-30%	300	1%
Pengestrømme fra drifts- og investeringsaktivitet	624	-57%	93	208%
Resultat pr. aktie (EPS)	5,24	-26%	1.44	8%
Foreslået udbytte pr. aktie	1,57	-25%	--	--

Finansielle forventninger til 2007

2006 aktuel DKK mio.		2007 forventning
1.784	Resultat af primær drift	Mere end DKK 2,5 mia.*
19,3%	Overskudsgrad	25%*
762	Investeringer	Cirka DKK 650 mio.

* Eksklusive potentiel milepælsbetaling på USD 75 fra Merck & Co., Inc. i forbindelse med indsendelse af registreringsansøgning for gaboxadol til behandling af søvnforstyrrelser i USA.

Mere information

Elektronisk udgave af årsrapporten for 2006 og flere oplysninger om Lundbeck findes på selskabets hjemmeside www.lundbeck.com. Den trykte udgave af årsrapporten for 2006 foreligger den 29. marts 2007.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:
Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Presse:
Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Fondsbørsmeddelelse nr. 260 – 7. marts 2007

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Koncernen havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 261

13 March 2007

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 14 March 2007 file an increase of its share capital by DKK 1,924,370 nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,062,700,140 divided into 212,540,028 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 8 March 2007 and closes on 19 March 2007. In respect of the latest exercise period, two capital increases will be filed, the first of which will be made 14 March 2007. The second filing will be made after the latest exercise period has expired.

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 261 – 13 March 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 261

13. marts 2007

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 14. marts 2007 registrere en forhøjelse af aktiekapitalen med nominelt DKK 1.924.370 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.062.700.140 svarende til 212.540.028 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 8. marts - 19. marts 2007 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første vil blive foretaget den 14. marts 2007. Den anden registrering vil blive fortaget efter udløb af udnyttelsesvinduet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:	*Presse:*
Mads Bjerregaard Pedersen Investor Relations Officer Tlf. 36 43 41 04	Caroline Broge Media Relations Manager Tlf. 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America Tlf. +1 201 350 0187	

Fondsbørsmeddelelse nr. 261 – 13. marts 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 262

21 March 2007

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 22 March 2007 file an increase of its share capital by DKK 520,000, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,063,220,140 divided into 212,644,028 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 8 March 2007 and closed on 19 March 2007. In respect of the latest exercise period, two capital increases will be filed, the second of which will be made 22 March 2007. The first filing was made 14 March 2007, see release no. 261 of 13 March 2007.

The share capital has been increased by DKK 2,444,370 in total as a result of employees exercising warrants in the latest exercise period. The exercised warrants constitute approximately 19.1 per cent of the total grant of warrants.

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 262 – 21 March 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 262

21. marts 2007

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 22. marts 2007 registrere en forhøjelse af aktiekapitalen med nominelt DKK 520.000 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.063.220.140 svarende til 212.644.028 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 8. marts – 19. marts 2007 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den anden vil blive foretaget den 22. marts 2007. Den første registrering blev foretaget den 14. marts 2007, se meddelelse nr. 261 af 13. marts 2007.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 2.444.370 som følge af medarbejderes udnyttelse af tegningsoptioner i det seneste udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 19,1 % af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:	*Presse:*
Mads Bjerregaard Pedersen Investor Relations Officer Tlf. 36 43 41 04	Caroline Broge Media Relations Manager Tlf. 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America Tlf. +1 201 350 0187	

Fondsbørsmeddelelse nr. 262 – 21. marts 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 263

28 March 2007

Merck & Co., Inc. and Lundbeck discontinue joint development program for gaboxadol, an investigational compound for insomnia

Merck & Co., Inc. and H. Lundbeck A/S announced today the discontinuation of the joint development program for gaboxadol, an investigational new medicine for the treatment of insomnia currently in phase III development. Data from recently completed clinical studies suggest that the overall clinical profile for gaboxadol in insomnia does not support further development.

As a result of this new information, Merck and Lundbeck will not file a new drug application for gaboxadol for the treatment of insomnia with the U.S. Food and Drug Administration, or other regulatory agencies worldwide, and are terminating ongoing clinical studies.

"The termination of our joint insomnia development program with Lundbeck is clearly disappointing," said Dr. Peter S. Kim, president of Merck Research Laboratories. "Lundbeck has been a valued partner for the past three years, and our collaboration has benefited from the strong relationship between the companies. Although Merck will not be continuing with the clinical development program for gaboxadol for the treatment of insomnia, we remain committed to our neuroscience and sleep disorders research program, one of nine priority disease areas for research and product development. As part of that commitment, we also welcome the opportunity to engage in other joint development efforts with Lundbeck in the future."

"When developing new and innovative medicines there are always risks of failure, particularly for broad-based therapeutics which often carry a higher threshold for demonstrating value to physicians, and ultimately to patients," said Senior Vice President Anders Gersel Pedersen, head of development at Lundbeck. "It is clearly disappointing, but we will continue to develop new and innovative medicines to treat unmet medical needs and to seek strong and productive partnerships like the one we have experienced with Merck to maximize these efforts."

Merck forward-looking statement

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed and actual results may differ materially from those projected. Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Merck's business, particularly those mentioned in the risk factors in Item 1A of Merck's Form 10-K for the year ended Dec. 31, 2006, and in its periodic reports on Form 10-Q and Form 8-K, which the Company incorporates by reference.

H. Lundbeck A/S forward-looking statement

The content of this release will have no influence on the Lundbeck Group's financial guidance for 2007. The company expects a profit from operations of more than DKK 2.5 billion and an EBIT margin of 25 pct. for 2007.

Teleconference

Lundbeck will host a conference call today at 3:30 PM (CET, Copenhagen time) for analysts and investors. To participate in the conference call, please call one of the following call-in numbers and quote the password:

UK:	+44 (0) 20 7162 0125
US:	+1 334 323 6203
Password:	Lundbeck

A replay will be available one hour after the teleconference and will be accessible for 48 hours. Please call one of the following call-in numbers and quote the access code:

UK:	+44 (0) 20 7031 4064
US:	+1 954 334 0342
Access code:	744716

The live call and replay will also be available at:
www.lundbeck.com/investor/Reportsandpresentations/Teleconference/default.asp

Merck contacts

Investor Contacts:	*Media Contacts:*
Graeme Bell Merck & Co., Inc. +1 (908) 423-5185	Amy Rose Merck & Co., Inc. +1 (908) 423-6537
	Pam Eisele Merck & Co., Inc. +1 (267) 305-7896

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:	*Media:*
Mads Bjerregaard Pedersen Investor Relations Officer +45 36 43 41 04	Caroline Broge Media Relations Manager +45 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America +1 201 350 0187	

Stock Exchange Release No 263 – 28 March 2007

About Merck & Co., Inc.
Merck & Co., Inc. is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck currently discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The Company devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service. For more information, visit www.merck.com.

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 263

28. marts 2007

Merck & Co., Inc. og Lundbeck afbryder det fælles udviklingsprogram for lægemiddelkandidaten gaboxadol mod søvnløshed

Merck & Co., Inc. og H. Lundbeck A/S har i dag offentliggjort, at de afbryder det fælles udviklingsprogram for gaboxadol, der er en ny lægemiddelkandidat til behandling af søvnløshed i klinisk fase III udvikling. Data fra nyligt afsluttede kliniske undersøgelser tyder på, at den overordnede kliniske profil for gaboxadol mod søvnløshed ikke giver grundlag for videre udvikling.

Som følge af disse nye oplysninger vil Lundbeck og Merck ikke indgive en ansøgning om et nyt lægemiddel vedrørende gaboxadol til behandling af søvnløshed til de amerikanske sundhedsmyndigheder (FDA) eller andre myndigheder rundt om i verden, og parterne afbryder de igangværende kliniske studier.

"Afbrydelsen af vores fælles udviklingsprogram mod søvnløshed med Lundbeck er helt klart en skuffelse," udtaler Dr. Peter S. Kim, adm. direktør for Merck Research Laboratories. "Lundbeck har været en værdifuld samarbejdspartner igennem de sidste tre år, og vores samarbejde har nydt godt af det stærke forhold mellem vores selskaber. Selvom Merck ikke fortsætter det kliniske udviklingsprogram for gaboxadol til behandling af søvnløshed, vil vi fortsat fokusere på vores forskningsprogram inden for neurovidenskab og søvnforstyrrelser, som er ét ud af ni prioriterede sygdomsområder i vores forskning og produktudvikling. Som led i denne fokus vil vi også i fremtiden være indstillet på at indgå i et lignende fælles udviklingsprogram med Lundbeck."

"Når man udvikler nye og innovative lægemidler, er der altid en risiko for fejlslagen udvikling, specielt for bredt baserede lægemidler, hvor der ofte er en højere grænse, når man skal påvise værdien over for læger og i sidste ende patienterne, " udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen. "Det er klart en skuffelse for os, men vi vil fortsætte med at udvikle nye og innovative lægemidler til behandling af udækkede behandlingsbehov og forsøge at indgå produktive

samarbejdsaftaler, som den vi har haft med Merck, for at optimere denne indsats."

Mercks fremadrettede udsagn
Denne pressemeddelelse indeholder "fremadrettede udsagn", således som disse er defineret i Private Securities Litigation Reform Act of 1995. Sådanne udsagn er baseret på ledelsens nuværende forventninger og er forbundet med risici og usikkerhed, som kan medføre, at selskabets resultater afviger væsentligt fra de resultater, der fremsættes i udsagnene. De fremadrettede udsagn kan indeholde udtalelser om produktudvikling, produktpotentiale eller resultatudvikling. Der kan ikke gives garanti for fremadrettede udsagn, og de faktiske resultater kan afvige væsentligt fra de anslåede resultater. Merck påtager sig ingen forpligtelse til offentligt at opdatere fremadrettede udsagn, hverken som følge af fremkomsten af nye oplysninger, fremtidige begivenheder eller på anden måde. Fremadrettede udsagn i denne meddelelse bør vurderes sammen med de mange usikkerheder, som berører Mercks virksomhed, særligt de usikkerheder der er nævnt i risikofaktorerne under punkt 1A i Mercks årsrapport for 2006 på Form 10-K samt i selskabets delårsrapporter på Form 10-Q og Form 8-K, som selskabet gennem henvisning betragter som en del af sin rapportering.

H. Lundbeck A/S' fremadrettede udsagn
Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultatforventninger for regnskabsåret 2007. Selskabet forventer et resultat af primær drift på over DKK 2,5 mia. og en EBIT-margin på 25% for 2007.

Telefonkonference
Lundbeck afholder i dag kl. 15.30 en telefonkonference for analytikere og investorer. For at deltage i telekonferencen skal man ringe til et af nedenstående opkaldsnumre og opgive nedenstående kode:

Storbritannien:	+44 (0) 20 7162 0125
USA:	+1 334 323 6203
Kode:	Lundbeck

Der vil være mulighed for at høre en gengivelse en time efter telekonferencen, der vil være tilgængelig i 48 timer. Ring venligst til et af følgende opkaldsnumre og opgiv access code:

Storbritannien:	+44 (0) 20 7031 4064
USA:	+1 954 334 0342
Access code:	744716

Man kan desuden følge telekonferencen live og lytte til gengivelsen på:
www.lundbeck.com/investor/Reportsandpresentations/Teleconference/default.asp

Merck kontakt

Investorer:

Graeme Bell
Merck & Co., Inc.
+1 (908) 423-5185

Presse:

Amy Rose
Merck & Co., Inc.
+1 (908) 423-6537

Pam Eisele
Merck & Co., Inc.
+1 (267) 305-7896

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 263 – 28. marts 2007

Om Merck & Co., Inc.
Merck & Co., Inc. er et globalt forskningsbaseret medicinalselskab, som fokuserer på patientens behov. Selskabet er grundlagt i 1891, og Merck opfinder, udvikler, fremstiller og markedsfører i dag vacciner og lægemidler til udækkede behandlingsbehov. Selskabet gør en stor indsats for at øge adgangen til lægemidler igennem vidtrækkende programmer, som ikke kun donerer Mercks medicin men også hjælper med til at få bragt medicinen ud til de mennesker, der har behov for den. Merck offentliggør desuden objektive sundhedsoplysninger som en almennyttig ydelse. Yderligere oplysninger kan fås på www.merck.com.

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 264

4 April 2007

Notice of annual general meeting

The Annual General Meeting of shareholders of H. Lundbeck A/S is hereby called for

Tuesday, 24 April 2007, at 4 p.m.

The general meeting will be held at:

Radisson SAS Falconer Hotel & Conference Center
9 Falkoner Allé
DK-2000 Frederiksberg

The company invites the shareholders to attend a presentation of the activities of the company before the general meeting. The presentation will start at 3 p.m., and all shareholders with an admission card are welcome.

In accordance with Article 8 of the Articles of Association, the agenda of the meeting includes the following:

1. Report from the Supervisory Board on the activities of the company during the previous year.

2. Presentation of the Annual Report for approval, and discharging the Supervisory Board and Executive Management from liability.

3. Resolution on distribution of profit or covering of loss in accordance with the approved Annual Report.

4. Election of members to the Supervisory Board.

5. Election of one or two state authorised accountants.

6. Proposals, if any, from the shareholders and from the Supervisory Board.

7. Any other business.

Re item 4 of the agenda:

Endeavours are made to ensure that the Supervisory Board of H. Lundbeck A/S is made up of persons with the necessary financial, pharmaceutical, information technology, international and production competencies to safeguard the interest of the company and thereby of the shareholders in the best possible way. The Supervisory Board must define Lundbeck's overall strategy, set up clear goals for the company's Executive Management as well as supervise the decisions and transactions of the Executive Management. For a more detailed description of the competence requirements of the members of the Supervisory Board, please see the company's website:
http://www.lundbeck.com/aboutus/Management/Corporate_Governance/Default.asp.

The Supervisory Board proposes re-election of the following members elected by the general meeting: Flemming Lindeløv, Thorleif Krarup, Peter Kürstein, Mats Pettersson and Jes Østergaard. Lars Bruhn will resign from the Supervisory Board. The Supervisory Board proposes that Per Wold-Olsen be elected to the Supervisory Board, which then will be made up of:

- Flemming Lindeløv
- Thorleif Krarup
- Peter Kürstein
- Mats Pettersson
- Per Wold-Olsen
- Jes Østergaard

The Supervisory Board finds that the proposed candidates satisfy the above-mentioned criteria.

The proposed candidates for the Supervisory Board have the following backgrounds:

Flemming Lindeløv, M.Sc. (Food Technology and Chemistry) and Ph.D., was elected to the Supervisory Board of H. Lundbeck A/S in 1998 and was elected Chairman in 2003. He also sits on the Compensation and Audit Committees of the company. From 2001 to 2005, Flemming Lindeløv was the CEO of Royal Scandinavia A/S and was CEO of Carlsberg A/S from 1997 to 2001. Before that, Flemming Lindeløv was Vice President of FDB from 1984 to 1989 and then President of Tulip International from 1989 to 1997.
Flemming Lindeløv is Chairman of the Supervisory Boards of Illums Bolighus A/S, INTEGRAL A/S and WEEE-system. Further, Flemming Lindeløv is Chairman of the Supervisory Board of Copenhagen Artists A/S. Flemming Lindeløv is a member of the Supervisory Boards of SAV-

Danmark A/S, DDD A/S, Parken Sport & Entertainment A/S, Comwir A/S and fitness dk. Flemming Lindeløv was born on 20 August 1948.

Thorleif Krarup, B.Sc. (Economics) and Bachelor of Commerce (Business Finance and Management Accounting), was elected to the Supervisory Board of H. Lundbeck A/S in 2004 and was also elected Deputy Chairman. He is a member of the Audit Committee of the company. Thorleif Krarup is Chairman of the Supervisory Board of Dangaard Telecom A/S, Deputy Chairman of LFI a/s and Alk-Abelló A/S, and a member of the Supervisory Boards of Lundbeckfonden, Group 4 Securicor plc, Bang & Olufsen a/s and Scion-DTU a/s. From 1987 to 1992 he was Group Chief Executive of Nykredit/TrygNykredit Holding and Group CEO of Nordea (formerly Unibank) from 1992 to 2002. From 2003 to 2006, he was Chairman of the Supervisory Board of TDC. Thorleif Krarup was born on 28 August 1952.

Peter Kürstein, MBA, was elected to the Supervisory Board of the company in 2001 and chairs the Audit Committee of the company. Peter Kürstein is President of Radiometer A/S, Chairman of the Supervisory Board of Foss A/S, a member of the Supervisory Board of Radiometer Medical ApS and Deputy Chairman of Danish American Business Forum. Peter Kürstein earned an MBA from Harvard Business School and worked for Pfizer Inc. in the USA from 1981 to 1985, including three years for the subsidiary Shiley, Inc. in California. Peter Kürstein was born on 28 January 1956.

Mats Pettersson, B.Sc. (Economics and Business Administration), was elected to the Supervisory Board of the company in 2003 and also sits on the Compensation Committee of the company. Mats Pettersson is CEO of Biovitrum AB and Deputy Chairman of the Supervisory Board of SwedenBio AB. Mats Pettersson was previously a member of the Supervisory Board of Biocore AB and Senior Vice President and a member of the Management Committee of Pharmacia Corporation. Mats Pettersson was born on 7 November 1945.

Jes Østergaard, M.Sc. (Chemical Engineering), was elected to the Supervisory Board of the company in 2003 and also sits on the Compensation Committee of the company. Jes Østergaard is CEO of ilochip A/S and Chairman of the Supervisory Board of Glycom ApS. He was previously the CEO of DakoCytomation A/S and the Managing Director of Medicon Valley Academy. Jes Østergaard has also been Corporate Vice President of Novo Nordisk A/S. He is a member of the Supervisory Boards of the Lundbeck Foundation, LFI a/s, Aresa A/S and aCROnordic A/S. Jes Østergaard was born on 5 March 1948.

Per Wold-Olsen, MBA, was CEO of MSD Norway from 1976-1986 and his area of responsibility was extended to include the entire MSD Scandinavia

in 1986-1990. In 1991, Per Wold-Olsen was appointed Senior Vice President of Worldwide Human Health Marketing of Merck & Co., Inc. in the USA, and in 1997 he was appointed President of Human Health Europe in Merck & Co., Inc. in the USA. In 1997, in addition to the appointment to Human Health Europe, he also became responsible for Eastern Europe, the Middle East and Africa as well as Worldwide Human Health Marketing. In 2005, his area of responsibility was extended to include Latin America and Canada as President of Human Health Intercontinental Region, Merck & Co., Inc.

From 1994 to 2006, Per Wold-Olsen was a member of Merck's Management Committee.

Since 2003, Per Wold-Olsen has been a member of the Supervisory Board of Royal Dutch Numico, and since 2006 he has been a member of BankInvest Biomedical Venture Advisory Board. In 2007, he was elected member of the Supervisory Board of World Growth, USA. Per Wold-Olsen was born on 6 November 1947.

Re item 5 of the agenda:
The Supervisory Board proposes re-election of Deloitte Statsautoriseret Revisionsaktieselskab and Grant Thornton Statsautoriseret Revisionsaktieselskab.

Re item 6 of the agenda:
The Supervisory Board has made the following proposals:

6.1

Reduction of the company's share capital with shares from the company's holding of treasury shares. The holding of treasury shares has been acquired from shareholders also as part of the share buy-back programmes. Until the general meeting, the company may acquire further holdings of treasury shares, and the reduction amount is therefore unknown at present. Article 3(1) of the Articles of Association must be updated in connection with the reduction. The reduction amount will appear from the complete wording of the proposed resolutions, which will be available for inspection by the shareholders at the registered office of the company not later than on Friday 13 April 2007.

6.2

The Supervisory Board proposes that article 7(1), first sentence, be amended as a consequence of the Danish municipal reform so that the company's Annual General Meeting will be held in the Capital Region (instead of the Greater Copenhagen Area) in the future.

6.3

The Supervisory Board is authorised during the period until the next Annual General Meeting to arrange for an acquisition by the company of treasury shares representing a nominal value up to 10% of the share capital. The purchase price of the shares in question may not deviate by more than 10% from the price quoted on the OMX in Copenhagen on the date of acquisition. The purchase price quoted by the OMX shall be understood as the closing price – all trades at 5:00 p.m.

6.4

The chairman of the general meeting is authorised to make such changes in and supplements to the matters adopted at the general meeting and the notification to the Danish Commerce and Companies Agency as may be requested by the Commerce and Companies Agency in connection with its registration of the amendments made.

The adoption of items 6.1 and 6.2 of the agenda requires a majority in favour of the proposed resolution of at least two thirds of both the votes cast and of the voting share capital represented at the general meeting, cf. Article 9.2 of the Articles of Association.

Also this year, H. Lundbeck A/S offers simultaneous interpretation from Danish into English. The area where interpreting is available will be signposted. Moreover, the general meeting will be webcast live in Danish and English. See the company's website, www.lundbeck.com.

Due to the weekend (14-15 April 2006), the agenda of the general meeting and the complete wording of the proposed resolutions as well as the audited Annual Report, including the consolidated financial statements for 2006, will be made available for inspection by the shareholders at the company's office, 9 Ottiliavej, DK-2500 Valby, not later than on 13 April 2006. This material will also be sent to any shareholder registered in the register of shareholders who has requested the material.

H. Lundbeck A/S welcomes all shareholders to attend the general meeting if they have obtained an admission card for themselves and any accompanying adviser. Voting papers will be distributed together with the admission card. Please note that no shareholder may attend the general meeting unless he/she has ordered an admission card before the general meeting.

Admission cards are distributed to shareholders registered in the register of shareholders of the company or against presentation of a statement of holding from VP Securities Services or the custodian bank issued not more

than eight days before as proof of the shareholding. The statement of holding from VP Securities Services or the custodian bank must be accompanied by a written statement from the shareholder declaring that the shares have not been and will not be transferred to others until after the general meeting.

Admission cards and voting papers for the general meeting can be ordered up to and including 19 April 2007 by contacting the company's office, 9 Ottiliavej, DK-2500 Valby, or via the company's website, www.lundbeck.com.

If you are prevented from attending the general meeting, the company's Supervisory Board is willing to be appointed proxy to exercise the votes attaching to your shares. In that case, please fill in, sign and send proxy form so that it reaches Aktiebog Danmark A/S, Kongevejen 118, DK-2840 Holte, not later than on 19 April 2007. Proxies can also be electronically nominated through www.lundbeck.com by use of VP account no. and password not later than on 19 April 2007.

Due to the difficult parking situation near the Falconer Center, we recommend our shareholders either to reserve time to find parking or to make use of public means of transport.

The Supervisory Board

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 264 – 4 April 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 264

4. april 2007

Indkaldelse til ordinær generalforsamling i H. Lundbeck A/S

Der indkaldes herved til ordinær generalforsamling

Tirsdag den 24. april 2007 kl. 16.00

Generalforsamlingen afholdes på:

Radisson SAS Falconer Hotel & Conference Center
Falkoner Allé 9
2000 Frederiksberg.

Før generalforsamlingen indbyder selskabet aktionærerne til en præsentation af selskabets aktiviteter. Præsentationen begynder kl. 15.00, og alle aktionærer med adgangskort er velkomne.

I overensstemmelse med vedtægternes punkt 8 er dagsordenen følgende:

1. Bestyrelsens beretning om selskabets virksomhed i det forløbne år.
2. Fremlæggelse af årsrapport til godkendelse og meddelelse af decharge for bestyrelse og direktion.
3. Beslutning om anvendelse af overskud eller dækning af underskud i henhold til den godkendte årsrapport.
4. Valg af bestyrelse.
5. Valg af en eller to statsautoriserede revisorer.
6. Eventuelle forslag fra aktionærer og bestyrelse.
7. Eventuelt.

Ad dagsordenens punkt 4:

H. Lundbeck A/S' bestyrelse søges sammensat af personer, der besidder de nødvendige finansielle, farmaceutiske, informationsteknologiske, internationale og produktionsmæssige kompetencer, som kræves for på bedst mulig vis at varetage selskabets og dermed aktionærernes interesser. Det er bestyrelsens opgave at fastlægge Lundbecks overordnede strategi, opstille klare mål for selskabets direktion samt at føre tilsyn med direktionens beslutninger og dispositioner. For en mere detaljeret beskrivelse af kravene til bestyrelsens kompetencer henvises til selskabets hjemmeside http://www.lundbeck.com/aboutus/corporate_governance/lundbecks_position/default.asp.

Bestyrelsen foreslår genvalg af følgende generalforsamlingsvalgte bestyrelses-medlemmer: Flemming Lindeløv, Thorleif Krarup, Peter Kürstein, Mats Pettersson og Jes Østergaard. Lars Bruhn udtræder af bestyrelsen. Bestyrelsen foreslår, at Per Wold-Olsen vælges til medlem af bestyrelsen, som herefter vil bestå af:

- Flemming Lindeløv
- Thorleif Krarup
- Peter Kürstein
- Mats Pettersson
- Per Wold-Olsen
- Jes Østergaard

Det er bestyrelsens vurdering, at de foreslåede kandidater opfylder ovennævnte kriterier.

De foreslåede bestyrelseskandidater har følgende baggrund:

Flemming Lindeløv, civilingeniør og ph.d., blev indvalgt i bestyrelsen for H. Lundbeck A/S i 1998 og i 2003 valgt til formand for selskabet, hvor han tillige er medlem af selskabets Kompensationskomité og Revisionskomité. Flemming Lindeløv var i perioden 2001-2005 administrerende direktør i Royal Scandinavia A/S og i perioden 1997-2001 administrerende direktør for Carlsberg A/S. Før dette var Flemming Lindeløv i perioden 1984-1989 koncern-direktør i FDB, hvorefter han i perioden 1989-1997 var administrerende direktør i Tulip International.

Flemming Lindeløv er formand for bestyrelsen i Illums Bolighus A/S, i INTEGRAL A/S og i WEEE-system. Endvidere er Flemming Lindeløv

formand for bestyrelsen i Copenhagen Artists A/S. Flemming Lindeløv er medlem af bestyrelsen for SAV-Danmark A/S, DDD A/S, Parken Sport & Entertainment A/S, Comwir A/S og fitness dk. Flemming Lindeløv er født den 20. august 1948.

Thorleif Krarup, HA og HD, blev indvalgt i bestyrelsen for H. Lundbeck A/S i 2004, hvor han tillige blev valgt til næstformand. Thorleif Krarup er medlem af selskabets Revisionskomité. Thorleif Krarup er bestyrelsesformand for Dangaard Telecom A/S, næstformand i LFI a/s og i Alk-Abelló A/S samt medlem af bestyrelsen i Lundbeckfonden, Group 4 Securicor plc, Bang & Olufsen a/s samt i Scion-DTU a/s. Han var i perioden 1987-1992 koncernchef for Nykredit/TrygNykredit Holding, 1992-2002 koncernchef for Nordea (tidligere Unibank) og i perioden 2003-2006 bestyrelsesformand for TDC. Thorleif Krarup er født den 28. august 1952.

Peter Kürstein, MBA, blev indvalgt i selskabets bestyrelse i 2001 og er formand for selskabets Revisionskomité. Peter Kürstein er administrerende direktør for Radiometer A/S, formand i bestyrelsen for Foss A/S og medlem af bestyrelsen i Radiometer Medical ApS samt næstformand i Danish American Business Forum. Peter Kürstein har en MBA fra Harvard Business School og arbejdede fra 1981-1985 for Pfizer Inc. i USA, herunder 3 år for datterselskabet Shiley, Inc. i Californien. Peter Kurstein er født den 28. januar 1956.

Mats Pettersson, B. Sc., blev indvalgt i selskabets bestyrelse i 2003, hvor han tillige er medlem af selskabets Kompensationskomité. Mats Pettersson er administrerende direktør for Biovitrum AB og er næstformand for bestyrelsen i SwedenBio AB. Mats Pettersson er tidligere medlem af bestyrelsen i Biocore AB og tidligere Senior Vice President og medlem af Management Committee i Pharmacia Corporation. Mats Pettersson er født den 7. november 1945.

Jes Østergaard, civilingeniør, blev indvalgt i selskabets bestyrelse i 2003, hvor han tillige er medlem af selskabets Kompensationskomité. Jes Østergaard er administrerende direktør for ilochip A/S og formand for bestyrelsen i Glycom ApS. Han er tidligere administrerende direktør for DakoCytomation A/S og for Medicon Valley Academy. Jes Østergaard har desuden været Corporate Vice President i Novo Nordisk A/S. Han er medlem af bestyrelsen for Lundbeckfonden, LFI a/s, Aresa A/S samt for aCROnordic A/S. Jes Østergaard er født den 5. marts 1948.

Per Wold-Olsen, MBA, var i perioden 1976–1986 administrerende direktør for MSD Norway, hvorefter han i perioden 1986–1990 fik udvidet sit ansvarsområde til at omfatte hele MSD Skandinavien. I 1991 blev Per Wold-Olsen udnævnt til Senior Vice President for Worldwide Human Health Marketing i Merck & Co., Inc. i USA, og i 1997 blev han udnævnt til President for Human Health Europe i Merck & Co., Inc. i USA. I 1997 blev Per Wold-Olsen – ud over Human Health Europe – endvidere ansvarlig for Østeuropa, Mellemøsten og Afrika samt Worldwide Human Health Marketing. I 2005 blev hans ansvarsområde udvidet til også at inkludere Latinamerika og Canada som President for Human Health Intercontinental Region, Merck & Co.,Inc.
I perioden 1994-2006 var Per Wold-Olsen medlem af Mercks Management Committee.
Siden 2003 har Per Wold-Olsen været medlem af bestyrelsen i Royal Dutch Numico, siden 2006 medlem af BankInvest Biomedical Venture Advisory Board og er i 2007 blevet medlem af bestyrelsen i World Growth, USA. Per Wold-Olsen er født den 6. november 1947.

Ad dagsordenens punkt 5:
Bestyrelsen foreslår genvalg af Deloitte Statsautoriseret Revisionsaktieselskab og Grant Thornton Statsautoriseret Revisionsaktieselskab.

Ad dagsordenens punkt 6:
Bestyrelsen har fremsat følgende forslag:

6.1

Nedsættelse af selskabets aktiekapital med aktier fra selskabets beholdning af egne aktier. Beholdningen af egne aktier er erhvervet fra selskabets aktionærer, herunder som led i gennemførelsen af aktietilbagekøbsprogrammer. I tiden indtil generalforsamlingen kan selskabet erhverve yderligere egne aktier, hvorfor nedsættelsesbeløbet ikke kendes på nuværende tidspunkt. Som led i nedsættelsen skal vedtægternes punkt 3.1 ajourføres. Nedsættelsesbeløbet vil fremgå af de fuldstændige forslag, som senest fredag den 13. april 2007 vil være fremlagt på selskabets kontor.

6.2

Bestyrelsen foreslår en ændring af vedtægternes punkt 7.1, 1. punktum, som følge af kommunalreformen, således at afholdelse af selskabets generalforsamlinger fremover skal finde sted i Region Hovedstaden (i stedet for Storkøbenhavn).

6.3

Bestyrelsen bemyndiges til indtil næste ordinære generalforsamling at lade selskabet erhverve egne aktier med en pålydende værdi af indtil 10% af aktiekapitalen. Købskursen for de pågældende aktier må ikke afvige mere end 10% fra den ved erhvervelsen noterede kurs på OMX. Ved den ved erhvervelsen noterede kurs på OMX forstås slutkurs - alle handler kl. 17.

6.4

Generalforsamlingens dirigent bemyndiges til at foretage sådanne ændringer i og tilføjelser til det på generalforsamlingen vedtagne og anmeldelsen til Erhvervs- og Selskabsstyrelsen, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen i forbindelse med registrering af de vedtagne ændringer.

Vedtagelse af dagsordenens punkt 6.1 og 6.2 kræver, at forslagene tiltrædes af mindst 2/3 af såvel de afgivne stemmer som af den på generalforsamlingen repræsenterede, stemmeberettigede aktiekapital, jf. vedtægternes punkt 9.2.

Også i år tilbyder Lundbeck simultantolkning fra dansk til engelsk. Tolkeområdet vil være markeret ved hjælp af skilte. Endvidere bliver generalforsamlingen transmitteret direkte via webcast på dansk og engelsk. Se selskabets hjemmeside, www.lundbeck.com.

Grundet weekenden (14.-15. april 2007) vil dagsorden for generalforsamlingen og de fuldstændige forslag samt revideret årsrapport, herunder koncernregnskab for 2006, senest den 13. april 2007 være fremlagt på selskabets kontor, Ottiliavej 9, 2500 Valby, til eftersyn for aktionærerne. Det pågældende materiale tilsendes endvidere enhver noteret aktionær, såfremt aktionæren fremsætter begæring herom.

H. Lundbeck A/S byder alle aktionærer velkomne, der har rekvireret adgangskort til sig selv og en eventuel medfølgende rådgiver. Stemmesedler udleveres sammen med adgangskort. Der gøres opmærksom på, at man kun kan deltage i generalforsamlingen, hvis man har rekvireret adgangskort forud for generalforsamlingen.

Adgangskort udleveres til aktionærer noteret i selskabets aktiebog eller mod forevisning af en ikke mere end 8 dage gammel depotudskrift fra Værdipapircentralen eller det konto-førende pengeinstitut som dokumentation for aktiebesiddelsen. Depotudskriften fra Værdipapircentralen eller det kontoførende pengeinstitut skal ledsages af

en skriftlig erklæring fra aktionæren om, at aktierne ikke er eller vil blive overdraget til andre, før generalforsamlingen er afholdt.

Adgangskort og stemmeseddel til generalforsamlingen kan rekvireres til og med den 19. april 2007 ved henvendelse på selskabets kontor, Ottiliavej 9, 2500 Valby, eller via selskabets hjemmeside www.lundbeck.com.

Såfremt De er forhindret i at deltage i generalforsamlingen, vil selskabets bestyrelse gerne modtage fuldmagt til at afgive de stemmer, der er tilknyttet Deres aktier. I så fald skal fuldmagtsblanket sendes i udfyldt og underskrevet stand, således at den er Aktiebog Danmark A/S, Kongevejen 118, 2840 Holte, i hænde senest den 19. april 2007. Afgivelse af fuldmagt kan tillige ske elektronisk via www.lundbeck.com ved anvendelse af depotnummer og adgangskode senest den 19. april 2007.

Da det kan være vanskeligt at finde parkeringsplads omkring Falconer Center, anbefaler vi vore aktionærer enten at beregne god tid til at finde en parkeringsplads eller benytte de offentlige transportmidler.

Bestyrelsen
H. Lundbeck A/S

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 264 – 4. april 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 265

4. april 2007

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	18.098.719	135,5397	2.453.095.731
27. marts 2007	224.735	159,7022	35.890.679
28. marts 2007	231.174	137,9836	31.898.228
29. marts 2007	262.716	129,4231	34.001.525
30. marts 2007	339.443	129,8897	44.090.153
2. april 2007	-	-	-
3. april 2007	-	-	-
4. april 2007	-	-	-
Akkumuleret under programmet	19.156.787	135,6687	2.598.976.316

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb meddeles det hermed, at Lundbeck ejer i alt 5.867.644 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 2,76% af det samlede antal på 212.644.028 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 265 – 4. april 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 265

4 April 2007

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	18,098,719	135.5397	2,453,095,731
27 March 2007	224,735	159.7022	35,890,679
28 March 2007	231,174	137.9836	31,898,228
29 March 2007	262,716	129.4231	34,001,525
30 March 2007	339,443	129.8897	44,090,153
2 April 2007	-	-	-
3 April 2007	-	-	-
4 April 2007	-	-	-
Accumulated under the program	19,156,787	135.6687	2,598,976,316

Following the above buyback it is hereby announced that Lundbeck owns a total of 5,867,644 own shares at a nominal value of DKK 5, equal to 2.76% of the total number of 212,644,028 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 265 – 4 April 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Release No 266

24 April 2007

H. Lundbeck A/S held its Annual General Meeting on 24 April 2007 as SAS Radisson Falconer Hotel & Conference Center

At the general meeting note was taken of the report by the Supervisory Board on the activities of the company during the previous year, the Annual Report was approved, and the Supervisory Board and Executive Management were discharged from liability.

The general meeting approved the dividend of 1.57 per share of DKK 5 nominal value proposed by the Supervisory Board.

Flemming Lindeløv, Thorleif Krarup, Peter Kürstein, Mats Pettersson and Jes Østergaard were all re-elected to the Supervisory Board. Lars Bruhn resigned from the Supervisory Board, and Per Wold-Olsen was elected as a new member. Immediately after the general meeting the Supervisory Board elected Flemming Lindeløv Chairman and Thorleif Krarup Deputy Chairman of the Supervisory Board.

After having elected its Chairman and Deputy Chairman, the Supervisory Board appointed members for the Audit Committee and the Compensation Committee.

Peter Kürstein, Flemming Lindeløv and Thorleif Krarup were re-elected members of the Audit Committee. Flemming Lindeløv, Mats Pettersson and Jes Østergaard were elected members of the Compensation Committee.

The Supervisory Board of H. Lundbeck A/S will hereafter comprise:

- Flemming Lindeløv
- Thorleif Krarup
- Peter Kürstein
- Mats Pettersson
- Per Wold-Olsen
- Jes Østergaard
- Birgit Bundgaard Rosenmeier (elected by the employees)
- William Patrick Watson (elected by the employees)
- Kim Rosenville Christensen (elected by the employees)

Deloitte Statsautoriseret Revisionsaktieselskab and Grant Thornton Statsautoriseret Revisionsaktieselskab were re-elected auditors for the company.

The Supervisory Board's proposed resolutions under item 6 of the agenda were adopted. Consequently, a resolution was adopted to reduce the company's share capital by reducing the company's holding of treasury shares acquired from shareholders of the company, including as part of the implementation of share buyback programmes. Article 7(1), first sentence of the Articles of Association was amended as a consequence of the Danish municipal reform so that the company's general meeting will be held in the Capital Region in the future. The Supervisory Board was further authorised to arrange for the acquisition of treasury shares by the company pursuant to s. 48 of the Danish Public Companies Act. Finally, the chairman of the general meeting was authorised to make such changes in and supplements to the resolutions adopted by the general meeting and the notification to the Danish Commerce and Companies Agency as may be requested by the Commerce and Companies Agency in connection with its registration of the amendments made.

No other business was transacted at the general meeting.

The Supervisory Board

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 266 – 24 April 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 266

24. april 2007

H. Lundbeck A/S afholdt ordinær generalforsamling den 24. april 2007 i Radisson SAS Falconer Hotel & Conference

På generalforsamlingen blev bestyrelsens beretning taget til efterretning, årsrapporten blev godkendt, og der blev meddelt decharge for bestyrelse og direktion.

Generalforsamlingen godkendte det af bestyrelsen fremsatte forslag om et udbytte på DKK 1,57 pr. aktie à nominelt DKK 5.

Flemming Lindeløv, Thorleif Krarup, Peter Kürstein, Mats Pettersson og Jes Østergaard blev alle genvalgt til bestyrelsen. Lars Bruhn udtrådte af bestyrelsen, og Per Wold-Olsen blev nyvalgt. Umiddelbart efter generalforsamlingen konstituerede bestyrelsen sig med Flemming Lindeløv som formand og Thorleif Krarup som næstformand.

I forlængelse af bestyrelsens konstitution konstitueredes Revisionskomitéen og Kompensationskomitéen.

Peter Kürstein, Flemming Lindeløv og Thorleif Krarup blev genvalgt som medlemmer af Revisionskomitéen. Flemming Lindeløv, Mats Pettersson og Jes Østergaard blev valgt som medlemmer af Kompensationskomitéen.

Bestyrelsen for H. Lundbeck A/S har herefter følgende sammensætning:

- Flemming Lindeløv
- Thorleif Krarup
- Peter Kürstein
- Mats Pettersson
- Per Wold-Olsen
- Jes Østergaard
- Birgit Bundgaard Rosenmeier (medarbejdervalgt)
- William Patrick Watson (medarbejdervalgt)
- Kim Rosenville Christensen (medarbejdervalgt)

Deloitte Statsautoriseret Revisionsaktieselskab og Grant Thornton Statsautoriseret Revisionsaktieselskab blev genvalgt som selskabets revisorer.

Bestyrelsens forslag under dagsordenens punkt 6 blev vedtaget. Som følge heraf besluttedes en nedsættelse af selskabets aktiekapital med aktier fra selskabets beholdning af egne aktier erhvervet fra selskabets aktionærer, herunder som led i gennemførelsen af aktietilbagekøbsprogrammer. Vedtægternes punkt 7.1, 1. punktum, blev ændret som følge af kommunalreformen, således at afholdelse af selskabets generalforsamlinger fremover skal finde sted i Region Hovedstaden. Bestyrelsen blev endvidere bemyndiget til at lade selskabet erhverve egne aktier i henhold til aktieselskabslovens § 48. Sluttelig blev generalforsamlingens dirigent bemyndiget til at foretage sådanne ændringer i og tilføjelser til det på generalforsamlingen vedtagne og anmeldelsen til Erhvervs- og Selskabsstyrelsen, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen i forbindelse med registrering af de vedtagne ændringer.

Der var ikke yderligere til behandling på generalforsamlingen.

Bestyrelsen

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:	*Presse:*
Mads Bjerregaard Pedersen Investor Relations Officer Tlf. 36 43 41 04	Caroline Broge Media Relations Manager Tlf. 36 43 26 38

Jacob Tolstrup
Investor Relations Manager,
North America

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Tlf. +1 201 350 0187

Fondsbørsmeddelelse nr. 266 – 24. april 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 267

9. maj 2007

Delrapport for 1. kvartal 2007

Bestyrelsen for H. Lundbeck A/S har i dag godkendt koncernens delrapport for 1. kvartal 2007.

- Koncernens omsætning udgjorde i 1. kvartal 2007 DKK 2.583 mio., svarende til en stigning på 16% i forhold til samme kvartal sidste år (20% vækst målt i lokalvaluta).
- Omsætningen fra **Europa** udgjorde DKK 1.485 mio., svarende til en vækst på 9% i forhold til samme periode sidste år (11% vækst målt i lokalvaluta). Omsætningen fra **Internationale Markeder** udgjorde DKK 401 mio., hvilket er en vækst på 22% (33% vækst målt i lokalvaluta). Omsætningen fra **USA** steg 29% (37% stigning målt i lokalvaluta) og udgjorde DKK 631 mio.
- Resultat af primær drift udgjorde DKK 658 mio. svarende til en stigning på 46% i forhold til samme kvartal sidste år. Overskudsgraden (EBIT margin) udgjorde 25,5%. Resultat efter skat udgjorde DKK 466 mio. - mere end en fordobling i forhold til samme kvartal sidste år.
- Den 28. marts 2007 meddelte Lundbeck og partneren Merck & Co., Inc., at det fælles udviklingsprogram for gaboxadol til behandling af søvnløshed ville blive afbrudt.
- Lundbeck har igangsat fase I kliniske undersøgelser med en ny lægemiddelkandidat – Lu AA39959 – til behandling af psykiske lidelser.
- Lundbeck fastholder forventning til koncernens finansielle resultater, som er et resultat af primær drift på mere end DKK 2,5 mia., en overskudsgrad (EBIT margin) på 25% samt et investeringsniveau på cirka DKK 650 mio.

Ottiliavej 9
2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Hovedtal for perioden

Delrapporten er, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2007. Delrapporten er ikke revideret.

	1. kvt. 2007 DKK mio.	1. kvt. 2006 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4. kvt. 2006 DKK mio.
Omsætning	2.583	2.232	16%	20%	2.543
- Cipralex®	990	837	18%	23%	937
- Lexapro®	628	484	30%	38%	525
- Ebixa®	391	311	26%	28%	374
- Azilect®	34	8	349%	349%	28
- Serdolect®	10	1	nm.	nm.	4
- Andre lægemidler	465	536	-13%	-9%	467
- Anden omsætning	65	56	17%	1%	208
Omkostninger	1.925	1.782	8%	-	2.108
- Produktion	497	420	18%	-	417
- Distribution	578	588	-2%	-	685
- Administration	377	319	18%	-	419
- Forskning og udvikling	473	455	4%	-	596
- Andre driftsudgifter, netto	1	0	nm.	-	-9
Resultat af primær drift	658	451	46%	-	435
Finansielle poster, netto	48	-76	nm.	-	-8
Periodens resultat	466	231	102%	-	300
Resultat pr. aktie, EPS (DKK)	2,24	1,07	109%	-	1,44
Frit cash flow	255	198	29%	-	93

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Finansiel forventning til 2007

Lundbecks forventer en betydelig vækst i det finansielle resultat for 2007 i forhold til 2006. Lundbeck forventer således et resultat af primær drift på mere end DKK 2,5 mia., en overskudsgrad på 25% samt at anvende cirka DKK 650 mio. til investeringer i 2007.

Finansiel forventning

	2007 forventning
Resultat af primær drift (EBIT)	Mere end DKK 2,5 mia.
Overskudsgrad (EBIT margin)	25%
Investeringer	Cirka DKK 650 mio.

Omsætning i 1. kvartal 2007

Koncernens omsætning udgjorde DKK 2.583 mio. svarende til en stigning på 16% i forhold til samme kvartal sidste år og en stigning på 2% i forhold til 4. kvartal 2006. Reguleret for valutakursudsving steg koncernens omsætning med 20% i forhold til samme kvartal sidste år.

Lundbeck koncern omsætning

	1. kvt. 2007 DKK mio.	1. kvt. 2006 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4. kvt. 2006 DKK mio.
Cipralex®	990	837	18%	23%	937
Lexapro®	628	484	30%	38%	525
Ebixa®	391	311	26%	28%	374
Azilect®	34	8	349%	349%	28
Serdolect®	10	1	nm.	nm.	4
Andre lægemidler	465	536	-13%	-9%	467
Anden omsætning	65	56	17%	1%	208
Samlet omsætning, koncern	2.583	2.232	16%	20%	2.543

Koncernens lægemidler Cipralex® og Ebixa® (til behandling af henholdsvis depression og Alzheimers sygdom) fortsætter fremgangen sammen med de nyligt introducerede lægemidler Azilect® og Serdolect® (til behandling af henholdsvis Parkinsons sygdom og skizofreni). Stigningen i indtægter fra Lexapro® skyldes primært lagernedbringelsen i 2006.

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

I 1. kvartal 2007 udgjorde omsætningen af nyere lægemidler (Cipralex®/Lexapro®, Ebixa®, Azilect® og Serdolect®) 79% af koncernens omsætning i forhold til 73% i samme kvartal sidste år.

Europa

	1. kvt. 2007 DKK mio.	1. kvt. 2006 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4. kvt. 2006 DKK mio.
Cipralex®	759	670	13%	16%	713
Ebixa®	343	277	24%	26%	333
Azilect®	34	8	349%	349%	28
Serdolect®	9	1	nm.	nm.	4
Andre lægemidler	339	404	-16%	-15%	339
Samlet omsætning, Europa	1.485	1.360	9%	11%	1.415

Cipralex® og Ebixa® fortsætter med at bidrage positivt til væksten i Europa med henholdsvis 13% og 24% i forhold til 1. kvartal 2006.

Cipralex® havde ved udgangen af februar 2007 en andel på 13,5% af det samlede salg af antidepressiva i Europa, hvilket er en stigning på 27% i forhold til samme tidspunkt i 2006. Målt i volumen var Cipralex® ved udgangen af februar 2007 det mest anvendte originale antidepressivum i Europa.

Ebixa® havde ved udgangen af februar 2007 en markedsandel på det europæiske marked for lægemidler til behandling af Alzheimers sygdom på 15,1%, hvilket skal ses i forhold til en andel på 14,2% på samme tidspunkt i 2006. Den aktive substans i Ebixa®, memantin, er i dag det andet mest udskrevne lægemiddel i Europa til behandling af Alzheimers sygdom.

Azilect® er nu lanceret i mere end 20 lande i Europa og havde ved udgangen af februar 2007 en andel på 3,4% af det samlede salg af lægemidler til behandling af Parkinsons sygdom i Europa.

Serdolect® er lanceret i 16 lande i Europa heriblandt Spanien og Tyskland.

Ottiliavej 9
2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

USA

	1. kvt. 2007 DKK mio.	1. kvt. 2006 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4. kvt. 2006 DKK mio.
Lexapro®	628	484	30%	38%	525
Andre lægemidler	4	4	-9%	-5%	5
Samlet omsætning, USA	631	488	29%	37%	530

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 628 mio. i 1. kvartal 2007 i forhold til DKK 484 mio. i samme periode sidste år, svarende til en stigning på 30%. Stigningen skyldes dels et lavt niveau til sammenligning i 2006 som konsekvens af lagernedbringelsen igennem 2006, dels at salget af Lexapro® på det amerikanske marked er vokset.

Ved udgangen af februar 2007 havde Lexapro® en andel af det samlede salg af antidepressiva i USA på 20,1%, hvilket skal sammenlignes med en andel på 16,3% på samme tidspunkt året før. Opgjort i det totale antal af udskrevne recepter (TRx) voksede markedet for nyere antidepressiva i de første 3 måneder af 2007 med 6,6% og tilsvarende voksede andelen af udskrevne recepter for Lexapro® med 4,5%.

Forudbetalingen fra Forest som opført i Lundbecks balance - forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger - udgjorde ved udgangen af marts 2007 DKK 918 mio. mod DKK 1.286 mio. ved udgangen af marts 2006 og DKK 855 mio. ved udgangen af december 2006. Ved udgangen af 1. kvartal 2007 var lageret på et niveau svarende til umiddelbart under 9 måneders forventet forbrug.

Lundbeck sikrer indtægter fra blandt andet Lexapro® ved hjælp af valutahedging. Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket havde en resultateffekt på DKK -31 mio. i 1. kvartal 2007 mod DKK 3 mio. i samme periode sidste år. Af den totale påvirkning hidrører DKK -36 mio. fra sikring af USD mod DKK 9 mio. i 1. kvartal 2006. Hedgingtabet fra sikring af USD er henført til indtægterne fra salget af Lexapro®.

Pr. 31. marts 2007 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i USD, der modsvarer en værdi af ca. DKK 3,0 mia., hvoraf hovedparten behandles som

hedgingkontrakter. De gennemsnitlige hedgingkurser pr. 31. marts 2007 udgjorde for amerikanske dollars 569,36 USD/DKK. Udskudt resultatføring af valutatab og -gevinster, netto, udgjorde DKK 51 mio. pr. 31. marts 2007 mod DKK -53 mio. pr. 31. marts 2006 og DKK 57 mio. pr. 31. december 2006.

Den gennemsnitlige sikringskurs for de første 3 måneder af 2008 vil for amerikanske dollars udgøre ca. 558 USD/DKK med de eksisterende hedgingkontrakter. Den tilsvarende kurs i første kvartal af 2007 udgjorde ca. 588 USD/DKK. For regnskabsåret 2007 er den gennemsnitlige sikringskurs for amerikanske dollars ca. 575 USD/DKK.

Internationale Markeder

	1. kvt. 2007 DKK mio.	1. kvt. 2006 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4. kvt. 2006 DKK mio.
Cipralex®/Lexapro®	231	167	38%	50%	225
Ebixa®	48	34	42%	43%	42
Serdolect®	0	-	nm.	-	-
Andre lægemidler	122	128	-4%	7%	123
Samlet omsætning, Internationale Markeder	401	329	22%	33%	389

Omsætningen uden for Europa og USA steg med 22% i forhold til samme periode sidste år. Stigningen er primært drevet af øget salg af Cipralex® på flere større markeder.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 1. kvartal 2007 DKK 1.925 mio. svarende til en stigning på 8% i forhold til samme periode sidste år og et fald på 9% i forhold til 4. kvartal 2006.

Produktionsomkostningerne i 1. kvartal 2007 udgjorde DKK 497 mio. svarende til cirka 19% af den samlede omsætning, hvilket er på niveau med samme kvartal året før. Nominelt steg produktionsomkostningerne i kvartalet med 18% i forhold til samme kvartal året før. Udviklingen i produktionsomkostningerne i 1. kvartal 2007 skyldes primært øget omsætning og øget leverance af bulk escitalopram til Forest i forhold til samme kvartal året før.

Distributionsomkostningerne udgjorde DKK 578 mio. svarende til et fald på 2% i forhold til samme periode året før og et fald på 16% i forhold til

4. kvartal 2006. Distributionsomkostningerne er i 1. kvartal præget af, at større salgsfremmende initiativer i flere tilfælde vælges afholdt i forårs- og efterårsmånederne.

Administrationsomkostningerne udgjorde DKK 377 mio. svarende til et fald på 10% sammenlignet med 4. kvartal 2006 og en stigning på 18% i forhold til samme periode sidste år. Udviklingen i administrationsomkostningerne skyldes blandt andet omkostninger til lukning af Lundbecks kommercielle kontor i Philadelphia, USA samt øget lønudgift i administrative funktioner i såvel datterselskaber som i hovedkvarteret.

Forsknings- og udviklingsomkostningerne udgjorde i 1. kvartal 2007 DKK 473 mio., svarende til en stigning på 4% i forhold til samme periode sidste år og et fald på 21% i forhold til 4. kvartal 2006.

Forsknings- og udviklingsomkostningerne udgjorde 18% af omsætningen i 1. kvartal 2007 mod 20% i 1. kvartal 2006. Som tidligere udmeldt forventer Lundbeck, at forsknings- og udviklingsomkostningerne vil udgøre omkring 20% af den samlede koncernomsætning for 2007.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde i 1. kvartal 2007 DKK 147 mio. mod DKK 122 mio. i samme periode sidste år.

Afskrivninger pr. omkostningsgruppe	1. kvt. 2007 DKK mio.	1. kvt. 2006 DKK mio.	Vækst i DKK	4. kvt. 2006 DKK mio.
Produktion	71	51	39%	58
Distribution	4	4	5%	4
Administration	22	23	-2%	21
Forskning og udvikling	50	45	11%	69
Samlet afskrivning	147	122	20%	153

Antallet af medarbejdere opgjort i antal fuldtidsansatte var 5.126 ved udgangen af 1. kvartal 2007 i forhold til 5.065 ved udgangen af 1. kvartal 2006 og 5.171 ved udgangen af 4. kvartal 2006.

Finansielle poster

Samlet havde koncernen i 1. kvartal 2007 en finansiel netto-indtægt på DKK 48 mio. i forhold til en netto-udgift på DKK 76 mio. i samme periode sidste år.

Ottiliavej 9
2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

	1. kvt. 2007 DKK mio.	1. kvt. 2006 DKK mio.	4. kvt. 2006 DKK mio.
Finansiel netto-indtægt	48	-76	-8
Netto renteindtægter	3	-17	-4
Kursgevinst vedr. andre kapitalandele ekskl. valutakursreguleringer	24	6	-7
Nettovalutaindtægter vedr. finansielle poster, fordelt på:	21	-65	3
Nettoindtægter vedr. trading	-2	-35	6
Regnskabsmæssig omregning af valutaposter	23	-30	-3

Netto renteindtægter inklusive realiserede og urealiserede kursgevinster og kurstab på obligationsbeholdningen udgjorde i 1. kvartal 2007 DKK 3 mio.

Regnskabsmæssige omregninger af valutaposter udgjorde i 1. kvartal en indtægt på DKK 21 mio.

Nettoindtægter vedrørende trading hidrører fra indtægter og udgifter fra instrumenter, der ikke opfylder betingelserne for hedging og indregnes direkte under finansielle poster til markedsværdi.

Skat
Skatteudgiften i 1. kvartal 2007 udgjorde DKK 224 mio. mod DKK 124 mio. i samme periode sidste år. Den effektive skatteprocent udgjorde 32,5% mod 35% i 1. kvartal 2006.

I indeværende kvartal er forslag til ny skattereform fra Skatteministeriet under behandling i Folketinget. Den endelige vedtagelse og endelige tekst er endnu uvis, men som forslaget foreligger pr. 18. april 2007 vil forslaget sænke Lundbecks base-skatterate fra nuværende 32% til 30%, hvilket svarer til en effekt på Lundbeck effektive skattebetaling på cirka DKK 70 mio. for 2007, hvoraf cirka DKK 20 mio. vil være en engangseffekt i 2007.

Periodens resultat
Resultat af primær drift udgjorde i 1. kvartal 2007 DKK 658 mio., svarende til en stigning på 46% i forhold til samme periode sidste år.

Resultat før skat steg med 94% til DKK 690 mio. i forhold til samme periode sidste år, mens periodens resultat efter skat udgjorde DKK 466 mio., svarende til en stigning på 102% i forhold til samme periode sidste år.

Investeringer
Lundbecks samlede nettoinvesteringer i 1. kvartal 2007 udgjorde DKK 127 mio. mod DKK 96 mio. i 1. kvartal 2006 og DKK 318 mio. i 4. kvartal 2006. I 1. kvartal 2007 har koncernen primært foretaget investeringer i forskningsfaciliteter i Lundbeck Research USA, udrulningen af SAP til koncernens dattervirksomheder samt udbygning af faciliteter i hovedkontoret i Danmark.

Aktietilbagekøb
Lundbeck igangsatte i august 2005 et tilbagekøbsprogram af egne aktier for op til DKK 6 mia. Programmet løber indtil generalforsamlingen for regnskabsåret 2007. Aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens såkaldte "safe harbour" forordning, som beskytter børsnoterede virksomheder mod overtrædelse af insiderlovgivning i forbindelse med aktietilbagekøb.

På hver syvende handelsdag udsender Lundbeck en meddelelse vedrørende transaktioner foretaget under aktietilbagekøbsprogrammet. Pr. 31. marts 2007 er der tilbagekøbt 19.156.787 stk. aktier svarende til en transaktionsværdi på DKK 2.598.976.316 og en gennemsnitlig købskurs på DKK 135,6687, svarende til cirka 43% af det samlede program.

Pengestrømme
Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 1. kvartal 2007 DKK 382 mio. mod DKK 294 mio. i samme periode sidste år og DKK 411 mio. i 4. kvartal 2006. Det frie cashflow udgjorde DKK 255 mio. i 1. kvartal 2007 mod DKK 198 mio. i samme periode sidste år. I forhold til 1. kvartal 2006 er det frie cash flow påvirket positivt af det højere driftsresultat samt stigningen i forudbetalingen fra Forest. Negativt er det frie cash flow blevet påvirket af en stigning i debitorerne.

Pengestrømme fra finansieringsaktiviteter udgjorde DKK -106 mio. mod DKK –1.018 mio. i samme periode sidste år. Udviklingen skyldes, at der i 1. kvartal 2007 blev tilbagekøbt egne aktier for DKK 171 mio. mod DKK 1.065 mio. i 1. kvartal 2006. I 4. kvartal 2006 udgjorde pengestrømme fra finansieringsaktivitet DKK –46 mio.

Lundbecks rentebærende nettolikviditet (koncernens beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved

udgangen af 1. kvartal 2007 DKK 1.012 mio. mod DKK 1.375 mio. ved udgangen af 1. kvartal 2006 og DKK 876 mio. ved udgangen af 4. kvartal 2006. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede kreditfaciliteter på DKK 2,1 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital
Egenkapitalen udgjorde pr. 31. marts 2007 DKK 7.125 mio. mod DKK 6.759 mio. pr. 31. marts 2006 og DKK 6.765 mio. pr. 31. december 2006. Egenkapitalforrentningen udgjorde i 1. kvartal 2007 6,7% mod 3,2% i samme periode sidste år og 4,5% i 4. kvartal 2006. Detaljeret udvikling i egenkapitalen er vist i bilag 4.

Retssager vedrørende escitalopram
Lundbeck har verserende patentsager i USA, England, Australien, Canada, Frankrig og Tyskland.

Det er Lundbecks klare opfattelse, at koncernens immaterielle rettigheder vedrørende escitalopram er valide og retskraftige, og det er fortsat Lundbecks politik energisk at forsvare sine immaterielle rettigheder.

Lundbecks udviklingsportefølje

Ny kandidat i Lundbecks udviklingsportefølje
Lundbeck har igangsat fase I kliniske undersøgelser med lægemiddelkandidaten Lu AA39959 for at undersøge stoffets tolerabilitet og farmakokinetisk profil i mennesker.

Lu AA39959, som er opfundet af forskere på Lundbeck, modulerer ionkanaler i hjernen via en ny virkningsmekanisme. Stoffet har i prækliniske modeller for skizofreni demonstreret et særdeles overbevisende potentiale som et antipsykotikum. Skizofreni er en særdeles alvorlig psykisk sygdom, og behovet for behandling af sygdommen er ikke fuldt dækket.

Udviklingsaktiviteter i 1. kvartal 2007
Den 7. marts meddelte Lundbeck, at man har besluttet at indlede kliniske fase II-undersøgelser med Lu 31-130 med 210 patienter, der lider af skizofreni. Beslutningen er baseret på positive prækliniske resultater samt et positivt udfald af fase I-undersøgelsen i raske forsøgspersoner.

Den 28. marts 2007 meddelte Lundbeck og partneren Merck & Co., Inc., at det fælles udviklingsprogram for gaboxadol til behandling af søvnløshed

ville blive afbrudt. Data fra afsluttede kliniske undersøgelser viser, at den overordnede kliniske profil for gaboxadol mod søvnløshed ikke gav grundlag for videre udvikling.

Som følge af disse nye oplysninger besluttede Lundbeck og Merck ikke at indsende en registreringsansøgning vedrørende godkendelse af gaboxadol til behandling af søvnløshed til de amerikanske sundhedsmyndigheder (FDA) eller andre myndigheder rundt om i verden.

Incitamentsordninger

Lundbeck har etableret incitamentsprogrammer for direktionen, ledende medarbejdere og nøglemedarbejdere, som er omfattet af bestemmelserne i IFRS 2 'Aktiebaseret vederlæggelse'.

Egenkapitalafregnede ordninger

Lundbeck har i september 2005 tildelt medlemmerne af H. Lundbeck A/S's direktion samt danske og udenlandske direktører, der er udpeget af H. Lundbeck A/S's direktion, og som er ansat i H. Lundbeck A/S eller H. Lundbeck A/S's datterselskaber tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af bestemmelserne i IFRS 2.

I henhold til bestemmelserne i IFRS 2 er denne ordning omfattet af kravet om omkostningsførelse på tildelingstidspunktet, og der vil således ikke ske løbende værdiregulering og ordningen vil derfor ikke påvirke koncern-regnskabet.

Lundbeck har i januar 2004 tildelt ledelsen og en række nøglemedarbejdere tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af overgangsbestemmelserne i IFRS 2, idet denne ordning er etableret efter 7. november 2002 med retserhvervelsestidspunkt inden 1. januar 2005. I henhold til overgangsbestemmelserne i IFRS 2 er denne ordning ikke omfattet af kravet om omkostningsførelse og vil således ikke påvirke koncernregnskabet.

Forpligtelsen baseret på Black Scholes formlen var pr. 31. marts 2007 DKK 24 mio.

Gældsordninger

I 2002 blev der etableret en aktiekursbaseret ordning for medarbejdere i de udenlandske selskaber samt i 2004 en ny aktiekursbaseret ordning for nøglemedarbejdere i koncernens amerikanske selskaber.

Værdireguleringen pr. 31. marts 2007 af 'gældsordninger', herunder udnyttede ordninger, er indgået i resultatopgørelsen med en indtægt på

DKK 3 mio. i 1. kvartal 2007. Forpligtelsen for de gældsbaserede aflønningsordninger baseret på Black Scholes formlen var pr. 31. marts 2007 DKK 7 mio.

Telefonkonference
Lundbeck afholder i dag kl. 15:00 en telefonkonference for kapitalmarkedets interessenter, som kan følges på koncernens hjemmeside www.lundbeck.com under sektionen 'Investors' - 'Presentations' - 'Teleconference'.

Fremadrettede udsagn
Denne meddelelse indeholder udsagn om fremtiden ('forward-looking statements'), som omfatter bl.a. forventninger eller prognoser vedrørende begivenheder såsom introduktion af nye produkter, produktgodkendelser og økonomiske resultater.

Udsagn om fremtiden er i sagens natur forbundet med risici, usikkerhedsfaktorer og unøjagtige antagelser. Dette kan medføre, at de faktiske resultater afviger væsentligt fra de anførte forventninger. Faktorer, der kan påvirke fremtidige resultater, er blandt andet rente- og valutasvingninger, forsinkelser i eller fejlslagne udviklingsprojekter, produktionsproblemer, misligholdelse eller uventet opsigelse af kontrakter, prisreduktioner dikteret af nationale myndigheder eller som følge af markedsdrevne prisnedsættelser på Lundbecks produkter, lancering af konkurrerende produkter, Lundbecks evne til at markedsføre såvel nye som eksisterende produkter, produktansvarssager og andre retssager, ændring af tilskudsregler og statslige love og dertil knyttede fortolkninger heraf samt uventede omkostnings- og udgiftsstigninger.

Ottiliavej 9
2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Ledelsespåtegning

Bestyrelse og direktion har behandlet og vedtaget delrapport for H. Lundbeck A/S.

Delrapporten, som er urevideret, er udarbejdet i overensstemmelse med de af Københavns Fondsbørs fastlagte retningslinjer og, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2007.

Det er vor opfattelse, at delrapporten giver et retvisende billede af koncernens finansielle stilling pr. 31. marts 2007 samt af resultatet af koncernens aktiviteter og pengestrømme for perioden 1. januar - 31. marts 2007.

Valby, den 9. maj 2007

Bestyrelse

Flemming Lindeløv
Formand

Thorleif Krarup
Næstformand

Kim Rosenville Christensen

Peter Kürstein

Mats Pettersson

Birgit Bundgaard Rosenmeier

William Watson

Per Wold-Olsen

Jes Østergaard

Direktion

Claus Bræstrup
Koncernchef, adm. direktør

Lars Bang
Koncerndirektør

Stig Løkke Pedersen
Koncerndirektør

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:
Jacob Tolstrup
Investor Relations Manager, North America
Tlf. +1 201 350 0187

Presse:
Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 267 – 9. maj 2007

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Koncernen havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Bilag 1 – nøgletal

Koncern

	2007 3 mdr. DKK mio.	2006 3 mdr. DKK mio.	2007 3 mdr. EUR mio. *
HOVEDTAL			
Nettoomsætning	2.582,7	2.232,5	346,5
Resultat af primær drift	657,5	450,8	88,2
Finansielle poster, netto	47,6	(76,1)	6,4
Resultat før skat	690,1	354,9	92,6
Skat	224,3	124,0	30,1
Periodens resultat	465,8	230,9	62,5
Egenkapital	7.124,5	6.758,8	956,2
Aktiver	11.866,4	10.506,0	1.592,6
Pengestrømme fra driftsaktivitet	381,9	293,6	51,2
Frit cash flow	255,2	197,8	34,2
NØGLETAL **	%	%	%
Overskudsgrad	25,5	20,2	25,5
Afkastningsgrad	8,7	6,6	8,7
Forsknings- og udviklingsomkostninger i % af omsætningen	18,3	20,4	18,3
Egenkapitalforrentning	6,7	3,2	6,7
Egenkapitalandel	60,0	64,3	60,0
AKTIEDATA***	DKK	DKK	EURO
Resultat pr. aktie (EPS)	2,24	1,07	0,30
Resultat pr. aktie, udvandet (DEPS)	2,24	1,07	0,30
Cashflow pr. aktie	1,83	1,36	0,25
Indre værdi pr. aktie	34,42	31,83	4,62
Markedsværdi (mio.)	27.588	30.398	3.703
Børskurs, ultimo perioden	129,74	133,76	17,41
Price/Earnings	57,97	125,32	57,97
Price/Cashflow	70,71	98,57	70,71
Kurs/Indre værdi	3,77	4,20	3,77

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurs (1. januar - 31. marts 2007 kurs 745,29). Balancen er omregnet til statusdagens kurs (31. marts 2007, kurs 745,08).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 2005".

*** Sammenligningstal, hvori antal aktier indgår, er korrigeret med en justeringsfaktor på 0,9987 for effekten af medarbejderes udnyttelse af tegningsoptioner.

Ottiliavej 9
2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 2 – resultatopgørelse

DKK mio.	2007 3 mdr.	2006 3 mdr.	2006 Hele året
Nettoomsætning	2.582,7	2.232,5	9.221,0
Produktionsomkostninger	496,6	420,0	1.645,8
Distributionsomkostninger	577,5	587,7	2.418,7
Administrationsomkostninger	376,7	319,4	1.418,9
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**1.131,9**	**905,4**	**3.737,6**
Forsknings- og udviklingsomkostninger	473,1	454,7	1.957,7
RESULTAT FØR ANDRE DRIFTSPOSTER	**658,8**	**450,7**	**1.779,9**
Andre driftsindtægter/(-udgifter)	(1,3)	0,1	4,1
RESULTAT AF PRIMÆR DRIFT	**657,5**	**450,8**	**1.784,0**
Resultatandele, associerede virksomheder	(15,0)	(19,8)	(87,4)
Finansielle poster, netto	47,6	(76,1)	(63,8)
RESULTAT FØR SKAT	**690,1**	**354,9**	**1.632,8**
Skat af periodens resultat	224,3	124,0	525,9
PERIODENS RESULTAT	**465,8**	**230,9**	**1.106,9**
Resultat pr. aktie (EPS) (DKK)	2,24	1,07	5,24
Resultat pr. aktie, udvandet (DEPS) (DKK)	2,24	1,07	5,23

Antal aktier til beregning af EPS og DEPS

EPS, 1. kvartal 2007	207.729.355
DEPS, 1. kvartal 2007	208.135.441

Bilag 3 – balance

DKK mio.	31.03.2007	31.03.2006	31.12.2006
AKTIVER			
Immaterielle aktiver	1.801,5	1.647,4	1.780,7
Materielle aktiver	3.651,3	3.473,6	3.666,7
Finansielle aktiver	621,8	507,8	656,4
Langfristede aktiver	**6.074,6**	**5.628,8**	**6.103,8**
Varebeholdninger	1.084,7	1.223,8	1.155,0
Tilgodehavender	2.180,1	1.807,6	1.994,0
Andre værdipapirer	1.437,4	1.089,3	1.201,6
Likvide beholdninger	1.089,6	756,5	1.176,6
Kortfristede aktiver	**5.791,8**	**4.877,2**	**5.527,2**
Aktiver	**11.866,4**	**10.506,0**	**11.631,0**
PASSIVER			
Selskabskapital	1.063,2	1.136,3	1.060,8
Indbetalt overkurs	172,0	73,6	121,6
Overført resultat	5.889,3	5.548,9	5.582,4
Egenkapital	**7.124,5**	**6.758,8**	**6.764,8**
Hensatte forpligtelser	691,7	497,0	728,7
Gældsforpligtelser	1.441,6	378,4	1.442,2
Langfristede forpligtelser	**2.133,3**	**875,4**	**2.170,9**
Hensatte forpligtelser	38,3	-	2,4
Bank- og prioritetsgæld	73,1	92,1	60,1
Leverandørgæld	510,3	579,7	743,2
Forudbetalinger fra Forest	918,4	1.285,9	854,7
Anden gæld	1.068,5	914,1	1.034,9
Kortfristede forpligtelser	**2.608,6**	**2.871,8**	**2.695,3**
Forpligtelser	**4.741,9**	**3.747,2**	**4.866,2**
Passiver	**11.866,4**	**10.506,0**	**11.631,0**

Ottiliavej 9
2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 4 – egenkapital

2007	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 01.01.2007	**1.060,8**	**121,6**	**5.582,4**	**6.764,8**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	20,5	20,5
Realiserede kursgevinster/-tab, hedging	-	-	(26,2)	(26,2)
Kursregulering, associerede virksomheder	-	-	0,6	0,6
Dagsværdiregulering af finansielle aktiver disponible for salg	-	-	15,5	15,5
Skat af egenkapitalposteringer	-	-	1,6	1,6
Indregnet direkte på egenkapitalen	-	-	**12,0**	**12,0**
Overført af periodens resultat	-	-	465,8	465,8
Nettoindtægter i alt	-	-	**477,8**	**477,8**
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	2,4	50,4	-	52,8
Tilbagekøb af egne aktier	-	-	(170,9)	(170,9)
Øvrige transaktioner	**2,4**	**50,4**	**(170,9)**	**(118,1)**
Egenkapital 31.03.2007	**1.063,2**	**172,0**	**5.889,3**	**7.124,5**

2006	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 01.01.2006	**1.136,1**	**69,5**	**6.286,1**	**7.491,7**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	58,5	58,5
Realiserede kursgevinster/-tab, hedging	-	-	46,0	46,0
Realiserede kursgevinster/-tab, trading (overført fra hedging)	-	-	33,2	33,2
Kursregulering, associerede virksomheder	-	-	(2,6)	(2,6)
Skat af egenkapitalposteringer	-	-	(38,5)	(38,5)
Indregnet direkte på egenkapitalen	-	-	**96,6**	**96,6**
Overført af periodens resultat	-	-	230,9	230,9
Nettoindtægter i alt	-	-	**327,5**	**327,5**
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	0,2	4,1	-	4,3
Tilbagekøb af egne aktier	-	-	(1.064,7)	(1.064,7)
Øvrige transaktioner	**0,2**	**4,1**	**(1.064,7)**	**(1.060,4)**
Egenkapital 31.03.2006	**1.136,3**	**73,6**	**5.548,9**	**6.758,8**

Ottiliavej 9
2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 5 – pengestrømsopgørelse

DKK mio.	2007 3 mdr.	2006 3 mdr.	2006 Hele året
Pengestrømme fra driftsaktivitet	381,9	293,6	1.394,0
Pengestrømme fra investeringsaktivitet	(126,7)	(95,8)	(770,5)
Frit cash flow	**255,2**	**197,8**	**623,5**
Pengestrømme fra finansieringsaktivitet	(106,3)	(1.017,5)	(900,8)
Ændring i likvider	**148,9**	**(819,7)**	**(277,3)**
Likvider 1.1.	2.378,2	2.668,7	2.668,7
Periodens urealiserede kursreguleringer	(0,1)	(3,2)	(13,2)
Periodens ændring	148,9	(819,7)	(277,3)
Likvider ultimo perioden	**2.527,0**	**1.845,8**	**2.378,2**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	2.527,0	1.845,8	2.378,2
Rentebærende gæld	(1.514,7)	(470,5)	(1.502,3)
Rentebærende nettolikviditet ultimo perioden	**1.012,3**	**1.375,3**	**875,9**

Ottilavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Release No 267

9 May 2007

Interim report for the first quarter of 2007

The Supervisory Board of H. Lundbeck A/S today approved the Group's interim report for the first quarter of 2007.

- First-quarter consolidated revenue amounted to DKK 2,583 million, a 16% increase relative to the year-earlier period (20% increase at CER).

- Revenue derived from **Europe** amounted to DKK 1,485 million, a 9% increase over the year-earlier period (11% growth at CER). Revenue from **International Markets** amounted to DKK 401 million, a 22% increase (33% growth at CER). Revenue from the **USA** amounted to DKK 631 million, a 29% increase (37% increase at CER).

- Profit from operations was DKK 658 million, a 46% rise relative to the year-earlier period. The EBIT margin was 25.5%. Profit after tax was DKK 466 million, more than twice the after-tax profit achieved in the same quarter of 2006.

- On 28 March 2007, Lundbeck and its partner Merck & Co., Inc. announced the discontinuation of the joint development programme for gaboxadol for the treatment of insomnia.

- Lundbeck has initiated phase I clinical trials with a new pharmaceutical candidate, Lu AA39959, for the treatment of psychiatric disorders.

- Lundbeck reiterates its full-year financial guidance for the Group, which is a profit from operations of more than DKK 2.5 billion, an EBIT margin of 25% and a level of investment of about DKK 650 million.

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Financial highlights for the period

In respect of recognition and measurement, the interim report has been prepared in accordance with IFRS and related interpretations of the International Accounting Standards Board (IASB) which are expected to apply for the presentation of financial statements for the full year 2007. The interim report is unaudited.

	Q1 2007 DKKm	Q1 2006 DKKm	Growth in DKK	Growth at CER	Q4 2006 DKKm
Revenue	2,583	2,232	16%	20%	2,543
- Cipralex®	990	837	18%	23%	937
- Lexapro®	628	484	30%	38%	525
- Ebixa®	391	311	26%	28%	374
- Azilect®	34	8	349%	349%	28
- Serdolect®	10	1	nm.	nm.	4
- Other pharmaceuticals	465	536	-13%	-9%	467
- Other revenue	65	56	17%	1%	208
Costs	1,925	1,782	8%	-	2,108
- Cost of sales	497	420	18%	-	417
- Distribution	578	588	-2%	-	685
- Administration	377	319	18%	-	419
- Research and development	473	455	4%	-	596
- Other operating expenses, net	1	0	nm.	-	-9
Profit from operations	658	451	46%	-	435
Net financials	48	-76	nm.	-	-8
Net profit for the period	466	231	102%	-	300
Earnings per share, EPS (DKK)	2.24	1.07	109%	-	1.44
Free cash flow	255	198	29%	-	93

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Financial forecast for 2007

Lundbeck forecasts strong growth in consolidated profit for 2007 relative to 2006. Accordingly, Lundbeck expects a profit from operations of more than DKK 2.5 billion, an EBIT margin of 25% and a level of investment of approximately DKK 650 million.

Financial forecast

	2007 forecast
Profit from operations (EBIT)	More than DKK 2.5bn
EBIT margin	25%
Investments	Approx. DKK 650m

Revenue in Q1 2007

The Group generated Q1 revenue of DKK 2,583 million, which was a 16% increase on the same period of last year and a 2% increase relative to Q4 2006. Adjusted for exchange rate fluctuations, Group revenue rose 20% relative to the year-earlier period.

Lundbeck Group revenue

	Q1 2007 DKKm	Q1 2006 DKKm	Growth in DKK	Growth at CER	Q4 2006 DKKm
Cipralex®	990	837	18%	23%	937
Lexapro®	628	484	30%	38%	525
Ebixa®	391	311	26%	28%	374
Azilect®	34	8	349%	349%	28
Serdolect®	10	1	nm.	nm.	4
Other pharmaceuticals	465	536	-13%	-9%	467
Other revenue	65	56	17%	1%	208
Total revenue, Group	2,583	2,232	16%	20%	2,543

The Group's pharmaceuticals Cipralex® and Ebixa® (for the treatment of depression and Alzheimer's disease, respectively) continued to grow combined with the recently launched pharmaceuticals Azilect® and Serdolect® (for the treatment of Parkinson's disease and schizophrenia, respectively). The higher income from Lexapro® was due primarily to the inventory reduction in 2006.

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

First-quarter sales of newer pharmaceuticals (Cipralex®/Lexapro®, Ebixa®, Azilect® and Serdolect®) made up 79% of the Group's total revenue compared with 73% in Q1 2006.

Europe

	Q1 2007 DKKm	Q1 2006 DKKm	Growth in DKK	Growth at CER	Q4 2006 DKKm
Cipralex®	759	670	13%	16%	713
Ebixa®	343	277	24%	26%	333
Azilect®	34	8	349%	349%	28
Serdolect®	9	1	nm.	nm.	4
Other pharmaceuticals	339	404	-16%	-15%	339
Total revenue, Europe	1,485	1,360	9%	11%	1,415

Cipralex® and Ebixa® continue to make positive contributions to growth in Europe, posting growth rates of 13% and 24%, respectively, relative to Q1 2006.

At the end of February 2007, **Cipralex®** held 13.5% of total antidepressants sales in Europe, an increase of 27% compared with the year-earlier period. In terms of volume, Cipralex® was the most widely used branded antidepressant in Europe at the end of February 2007.

Ebixa® commanded 15.1% of the European market for pharmaceuticals to treat Alzheimer's disease at the end of February 2007, as compared with a share of 14.2% at the same time in 2006. Memantine, the active ingredient in Ebixa®, is currently the second-most used pharmaceutical in Europe for treating Alzheimer's disease.

Now launched in more than 20 countries across Europe, **Azilect®** represented 3.4% of total sales of pharmaceuticals to treat Parkinson's disease in Europe at the end of February 2007.

Serdolect® has now been launched in 16 countries across Europe, including Spain and Germany.

Ottiliavej 9 DK-2500 Valby, Copenhagen
Tel +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

USA

	Q1 2007 DKKm	Q1 2006 DKKm	Growth in DKK	Growth at CER	Q4 2006 DKKm
Lexapro®	628	484	30%	38%	525
Other pharmaceuticals	4	4	-9%	-5%	5
Total revenue, USA	631	488	29%	37%	530

Lundbeck's income from sales of Lexapro® in the USA was DKK 628 million in Q1 2007, compared with DKK 484 million in the same period of last year, an increase of 30%. The increase was partly attributable to a low comparable level in 2006 due to the inventory reductions made throughout 2006, partly to rising Lexapro® sales in the US market.

At the end of February 2007, Lexapro® held 20.1% of total antidepressants sales in the USA, as compared with a share of 16.3% at the same time last year. Measured by the total number of prescriptions (TRx), the market for more recent antidepressants grew by 6.6% during the first three months of 2007, and the proportion of prescriptions written for Lexapro® grew correspondingly by 4.5%.

Prepayments from Forest recorded in Lundbeck's balance sheet - the difference between the invoiced price and the minimum price of Forest's inventories - was DKK 918 million at 31 March 2007 compared with DKK 1,286 million at 31 March 2006 and DKK 855 million at year-end 2006. At 31 March 2007, inventories were on a level corresponding to just less than 9 months of commercial supply.

Lundbeck hedges income from Lexapro® and other products using currency hedging. As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit was DKK -31 million in Q1 2007 against DKK 3 million in the year-earlier period. Of the total effect, DKK -36 million compared with DKK 9 million in Q1 2006 stems from the hedging of USD. The loss from the USD hedging is included in the income from sales of Lexapro®.

At 31 March 2007, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in USD, equivalent to a value of approx. DKK 3.0 billion, most of which is accounted for as hedging contracts. The average forward rates at 31

March 2007 for US dollars were USD/DKK 569.36. Deferred recognition of net currency losses and gains amounted to DKK 51 million at 31 March 2007 against DKK -53 million at 31 March 2006 and DKK 57 million at 31 December 2006.

The average forward rate for the first three months of 2008 for US dollars will be approximately USD/DKK 558, using the existing hedging contracts. The corresponding forward rate for the first three months of 2007 was approximately DKK/USD 588. For the 2007 financial year, the average forward rate for US dollars is approximately USD/DKK 575.

International markets

	Q1 2007 DKKm	Q1 2006 DKKm	Growth in DKK	Growth at CER	Q4 2006 DKKm
Cipralex®/Lexapro®	231	167	38%	50%	225
Ebixa®	48	34	42%	43%	42
Serdolect®	0	-	nm.	-	-
Other pharmaceuticals	122	128	-4%	7%	123
Total revenue, International Markets	401	329	22%	33%	389

Revenue outside Europe and the USA rose 22% relative to the year-earlier period. The increase was driven primarily by stronger sales of Cipralex® in several major markets.

Expenses
Lundbeck's total expenses, exclusive of net financials and tax, were DKK 1,925 million in Q1 2007, up 8% on the year-earlier period and down 9% relative to Q4 2006.

At DKK 497 million, cost of sales amounted to approximately 19% of total revenue, on level with the same quarter of 2006. In nominal terms, first-quarter cost of sales was up 18% on the same period of last year. The movement in cost of sales in Q1 2007 was primarily due to stronger sales and an increase in shipments of bulk escitalopram to Forest compared with the same period of last year.

Distribution costs amounted to DKK 578 million, a decline of 2% relative to the year-earlier period and a 16% drop compared with Q4 2006. First-quarter distribution costs were influenced by the fact that major sales promotion activities are mostly pursued in the spring and autumn months.

Administrative expenses were DKK 377 million, down 10% compared with Q4 2006 and up 18% on the year-earlier period. The movements in administrative expenses were explained partly by expenses related to the closedown of Lundbeck's commercial office in Philadelphia, USA, and higher payroll expenses for administrative functions both in subsidiaries and at the head office.

First-quarter research and developments costs amounted to DKK 473 million, which was a 4% increase on the same period of last year and a 21% decrease relative to Q4 2006.

Research and development costs accounted for 18% of revenue in Q1 2007 as compared with 20% in Q1 2006. As previously announced, Lundbeck expects that research and development costs will account for approximately 20% of total consolidated revenue for 2007.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 147 million in Q1 2007, up from DKK 122 million in the same period of last year.

Depreciation/amortisation per expense group	Q1 2007 DKKm	Q1 2006 DKKm	Growth in DKK	Q4 2006 DKKm
Cost of sales	71	51	39%	58
Distribution	4	4	5%	4
Administration	22	23	-2%	21
Research and development	50	45	11%	69
Total depreciation/amortisation	147	122	20%	153

The number of employees measured as full-time employees was 5,126 by the end of Q1 2007 compared to 5.065 by the end of Q1 2006 and 5,171 by the end of Q4 2006.

Net financials

In Q1 2007, the Group's net financial income totalled DKK 48 million compared with a net expense of DKK 76 million in the same period of last year.

	Q1 2007 DKKm	Q1 2006 DKKm	Q4 2006 DKKm
Net financials	48	-76	-8
Net interest income/expenses	3	-17	-4
Gains concerning other investments excl. exchange rate adjustments	24	6	-7
Net currency income relating to financial items, specified as follows:	21	-65	3
Net income relating to trading	-2	-35	6
Accounting translation of currency items	23	-30	-3

Net interest income, including realised and unrealised gains and losses on the bond portfolio, amounted to DKK 3 million in Q1 2007.

First-quarter foreign currency translation amounted to an income of DKK 21 million.

Net income relating to trading derives from income and expenses from instruments that do not meet the criteria for hedging and is recognised directly under net financials at market value.

Tax
The income tax expense amounted to DKK 224 million in Q1 2007 against DKK 124 million in the year-earlier period. The effective tax rate was 32.5% as compared with 35% in Q1 2006.

In the current quarter, a proposal for a new tax reform from the Ministry of Taxation is being considered by the Danish parliament. The final adoption and final wording is still unknown, but as tabled at 18 April 2007, the proposal will lower Lundbeck's basic tax rate from the existing 32% to 30%, which translates into an effect on Lundbeck's effective tax payment of approximately DKK 70 million for 2007, of which approximately DKK 20 million will be a one-time effect in 2007.

Net profit for the period
At DKK 658 million, profit from operations in Q1 2007 was 46% higher than in the year-earlier period.

At DKK 690 million, profit before tax rose by 94% relative to the year-earlier period, while the net profit for the period after tax was DKK 466 million, which was 102% higher than in Q1 2006.

Investments

Lundbeck's total net investments in Q1 2007 amounted to DKK 127 million, up from DKK 96 million in Q1 2006 and DKK 318 million in Q4 2006. In Q1 2007, the Group invested primarily in research facilities in Lundbeck Research, USA, the roll-out of SAP in the Group's subsidiaries and the extension of headquarter facilities in Denmark.

Share buyback

In August 2005, Lundbeck launched a treasury share buyback programme of up to DKK 6 billion. The programme runs until the annual general meeting for the 2007 financial year. The share buyback programme is being implemented in accordance with the provisions of the European Commission's safe harbour regulation, which protects listed companies against violation of insider legislation in connection with share buybacks.

Once every seven trading days, Lundbeck issues an announcement concerning transactions made under the share buyback programme. At 31 March 2007, a total of 19,156,787 shares had been bought back, corresponding to a transaction value of DKK 2,598,976,316 and an average purchase price of DKK 135.6687, equal to about 43% of the total programme.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 382 million in Q1 2007, compared with an inflow of DKK 294 million in the year-earlier period and DKK 411 million in Q4 2006. The free cash flow amounted to DKK 255 million in Q1 2007 as compared with DKK 198 million in the same period of last year. Relative to Q1 2006, the free cash flow is positively influenced by a higher operating profit and the increase in prepayments from Forest. The fee cash flow was adversely affected by an increase in receivables.

Financing activities generated a cash outflow of DKK 106 million, as compared to an outflow of DKK 1,018 million in the same period of last year. The change was due to the buyback of treasury shares in Q1 2007 in the amount of DKK 171 million against DKK 1,065 million in Q1 2006. In Q4 2006, financing activities resulted in a cash outflow of DKK 46 million.

Lundbeck's interest-bearing net cash (the Group's holding of cash and cash equivalents less interest-bearing debt) was DKK 1,012 million at

31 March 2007 against DKK 1,375 million at 31 March 2006 and DKK 876 million at 31 December 2006. In addition to interest-bearing net cash, Lundbeck has unutilised credit facilities of DKK 2.1 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 31 March 2007 amounted to DKK 7,125 million compared with DKK 6,759 million at 31 March 2006 and DKK 6,765 million at 31 December 2006. In Q1 2007, return on equity was 6.7% compared with 3.2% in the same period of last year and 4.5% in Q4 2006. The changes in equity are shown in appendix 4.

Litigation in respect of escitalopram

Lundbeck is involved in pending patent trials in the USA, the UK, Australia, Canada, France and Germany.

Lundbeck firmly believes that the Group's intellectual property rights concerning escitalopram are valid and enforceable, and it is still our policy to energetically defend our intellectual property rights.

Lundbeck's development portfolio

New candidate in Lundbeck's development pipeline

Lundbeck has initiated Phase I clinical trials with its pharmaceutical candidate Lu AA39959 to investigate the tolerability and pharmacokinetic profile of the compound in humans.

Lu AA39959, invented by Lundbeck's own scientists, modulates ion channels in the brain via a new mechanism of action. In preclinical models of schizophrenia, the compound has demonstrated a particularly convincing antipsychotic potential. Schizophrenia is a very serious psychiatric disorder, and the need for treating the disease is not fully covered.

Development activities in Q1 2007

On 7 March, Lundbeck announced that it had decided to initiate phase II clinical investigations with Lu 31-130 in 210 patients suffering from schizophrenia. The decision was based on positive preclinical results as well as positive conclusion of the phase I trial in healthy individuals.

On 28 March 2007, Lundbeck and its partner Merck & Co., Inc. announced the discontinuation of the joint development programme for gaboxadol for the treatment of insomnia. Data from completed clinical studies suggest

that the overall clinical profile for gaboxadol in insomnia does not support further development.

As a result of this new information, Lundbeck and Merck decided not to file a new drug application for gaboxadol for the treatment of insomnia with the U.S. Food and Drug Administration (FDA) or other regulatory agencies worldwide.

Incentive plans
Lundbeck has established incentive plans for the Executive Management, senior employees and key employees, which are comprised by the provisions of IFRS 2 "Share-based payment".

Equity-settled schemes
In September 2005, Lundbeck granted warrants (equity-settled remuneration scheme), which are comprised by the provisions of IFRS 2, to members of H. Lundbeck A/S' Executive Management and Danish and foreign executives appointed by H. Lundbeck A/S' Executive Management who are employed by H. Lundbeck A/S or H. Lundbeck A/S' subsidiaries.

Under the provisions of IFRS 2, this scheme is comprised by the requirement on cost recognition at the date of grant. Accordingly, no regular value adjustments will be made, and the scheme will not affect the consolidated financial statements.

In January 2004, Lundbeck allocated warrants (equity-settled remuneration scheme) to the management and a number of key employees. These warrants are covered by the transitional provisions of IFRS 2, as this scheme was established after 7 November 2002 with a vesting date before 1 January 2005. Under the transitional provisions of IFRS 2, this scheme is not comprised by the requirement on cost recognition and will therefore not affect the consolidated financial statements.

The liability based on the Black Scholes formula was DKK 24 million at 31 March 2007.

Debt plans
In 2002, a share price based plan for employees of the foreign companies was set up, and in 2004 a new share price based plan for key employees of US companies was established.

The value adjustment at 31 March 2007 of the "debt plans", including exercised plans, is recognised as a cost in the income statement in Q1 2007 in the amount of DKK 3 million. The liability for the debt-based

remuneration plans based on the Black & Scholes formula was DKK 7 million at 31 March 2007.

Conference call
Today at 3.00 pm (CET), Lundbeck will be hosting a conference call for the financial community. You can listen to the conference on the Group's website www.lundbeck.com under the section "Investors - Presentations - Teleconference".

Forward-looking statements
This announcement contains forward-looking statements that provide current expectations or forecasts of events such as new product launches, product approvals and financial performance.

Forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof and unexpected growth in costs and expenses.

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Management statement
The Supervisory Board and Executive Management have considered and adopted the interim report of H. Lundbeck A/S.

The interim report, which is unaudited, has been prepared in accordance with the guidelines issued by the Copenhagen Stock Exchange and, in respect of recognition and measurement, has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB), which are expected to apply for the presentation of financial statements for the full year 2007.

In our opinion, the interim report gives a true and fair view of the Group's financial position at 31 March 2007 and of the results of the Group's operations and cash flows for the period 1 January - 31 March 2007.

Valby, 9 May 2007

Supervisory Board

Flemming Lindeløv Chairman	Thorleif Krarup Deputy Chairman	Kim Rosenville Christensen
Peter Kürstein	Mats Pettersson	Birgit Bundgaard Rosenmeier
William Watson	Per Wold-Olsen	Jes Østergaard

Executive Management

Claus Bræstrup President and CEO	Lars Bang Executive Vice President	Stig Løkke Pedersen Executive Vice President

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:	*Media:*
Jacob Tolstrup	Caroline Broge
Investor Relations Manager, North America	Media Relations Manager
+1 201 350 0187	+45 36 43 26 38

Release no. 267 – 9 May 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of pharmaceuticals for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approx. 5300 globally. For more information, please visit www.lundbeck.com.

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Appendix 1 – key figures

Group	2007 3M	2006 3M	2007 3M
	DKKm	DKKm	EURm *
FINANCIAL HIGHLIGHTS			
Revenue	2,582.7	2,232.5	346.5
Profit from operations	657.5	450.8	88.2
Net financials	47.6	(76.1)	6.4
Profit before tax	690.1	354.9	92.6
Tax	224.3	124.0	30.1
Profit for the period	465.8	230.9	62.5
Equity	7,124.5	6,758.8	956.2
Total assets	11,866.4	10,506.0	1,592.6
Cash flows from operating activities	381.9	293.6	51.2
Free cash flow	255.2	197.8	34.2
RATIOS **	%	%	%
EBIT margin	25.5	20.2	25.5
Return on assets	8.7	6.6	8.7
R&D costs as a percentage of revenue	18.3	20.4	18.3
Return on equity	6.7	3.2	6.7
Solvency ratio	60.0	64.3	60.0
SHARE DATA* **	DKK	DKK	EURO
Earnings per share (EPS)	2.24	1.07	0.30
Diluted earnings per share (DEPS)	2.24	1.07	0.30
Cash flow per share	1.83	1.36	0.25
Net asset value per share	34.42	31.83	4.62
Market capitalisation (DKKm)	27,588	30,398	3,703
Market price, end of period	129.74	133.76	17.41
Price / Earnings	57.97	125.32	57.97
Price / Cash flow	70.71	98.57	70.71
Price / Net asset value	3.77	4.20	3.77

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 31 March 2007 rate 745.29).
Balance sheet items are translated at the exchange rates at the balance sheet date (31 March 2007 rate 745.08).

** Financial ratios are calculated according to the Danish Society of Financial Analysts' "Recommendations & Financial Ratios 2005"

*** Comparative figures involving number of shares have been restated using a factor of 0.9987 for the effect of employees' exercise of warrants.

Ottiliavej 9 DK-2500 Valby, Copenhagen Tel +45 36 30 13 11 Fax +45 36 43 82 62 E-mail investor@lundbeck.com www.lundbeck.com

Appendix 2 – income statement

DKKm	2007 3M	2006 3M	2006 Full year
Revenue	2,582.7	2,232.5	9,221.0
Cost of sales	496.6	420.0	1,645.8
Distribution costs	577.5	587.7	2,418.7
Administrative expenses	376.7	319.4	1,418.9
PROFIT BEFORE RESEARCH COSTS	**1,131.9**	**905.4**	**3,737.6**
Research and development costs	473.1	454.7	1,957.7
PROFIT BEFORE OTHER OPERATING ITEMS	**658.8**	**450.7**	**1,779.9**
Other operating income/(expenses)	(1.3)	0.1	4.1
PROFIT FROM OPERATIONS	**657.5**	**450.8**	**1,784.0**
Income from investments in associates	(15.0)	(19.8)	(87.4)
Net financials	47.6	(76.1)	(63.8)
PROFIT BEFORE TAX	**690.1**	**354.9**	**1,632.8**
Tax on profit for the period	224.3	124.0	525.9
PROFIT FOR THE PERIOD	**465.8**	**230.9**	**1,106.9**
Earnings per share (EPS) (DKK)	2.24	1.07	5.24
Diluted earnings per share (DEPS) (DKK)	2.24	1.07	5.23

Number of shares for calculation of EPS and DEPS

EPS, Q1 2007	207,729,355
DEPS, Q1 2007	208,135,441

Ottilavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Appendix 3 - balance sheet

DKKm	31.03.2007	31.03.2006	31.12.2006
ASSETS			
Intangible assets	1,801.5	1,647.4	1,780.7
Property, plant and equipment	3,651.3	3,473.6	3,666.7
Financial assets	621.8	507.8	656.4
Non-current assets	**6,074.6**	**5,628.8**	**6,103.8**
Inventories	1,084.7	1,223.8	1,155.0
Receivables	2,180.1	1,807.6	1,994.0
Other securities	1,437.4	1,089.3	1,201.6
Cash	1,089.6	756.5	1,176.6
Current assets	**5,791.8**	**4,877.2**	**5,527.2**
Assets	**11,866.4**	**10,506.0**	**11,631.0**
EQUITY AND LIABILITIES			
Share capital	1,063.2	1,136.3	1,060.8
Share premium	172.0	73.6	121.6
Retained earnings	5,889.3	5,548.9	5,582.4
Equity	**7,124.5**	**6,758.8**	**6,764.8**
Provisions	691.7	497.0	728.7
Debt	1,441.6	378.4	1,442.2
Non-current liabilities	**2,133.3**	**875.4**	**2,170.9**
Provisions	38.3	-	2.4
Bank and mortgage debt	73.1	92.1	60.1
Trade payables	510.3	579.7	743.2
Prepayments from Forest	918.4	1,285.9	854.7
Other payables	1,068.5	914.1	1,034.9
Current liabilities	**2,608.6**	**2,871.8**	**2,695.3**
Total liabilities	**4,741.9**	**3,747.2**	**4,866.2**
Total equity and liabilities	**11,866.4**	**10,506.0**	**11,631.0**

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Appendix 4 – statement of changes in equity

2007	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	Equity Group DKKm
Equity at 01.01.2007	**1,060.8**	**121.6**	**5,582.4**	**6,764.8**
Adjustment, deferred gains/losses, hedging	-	-	20.5	20.5
Realised gains/losses, hedging	-	-	(26.2)	(26.2)
Exchange adjustment, associates	-	-	0.6	0.6
Fair value adjustment of available-for-sale financial assets	-	-	15.5	15.5
Tax on equity entries	-	-	1.6	1.6
Recognised directly in equity	**-**	**-**	**12.0**	**12.0**
Retained earnings	-	-	465.8	465.8
Total net income	**-**	**-**	**477.8**	**477.8**
Capital increase through exercise of warrants	2.4	50.4	-	52.8
Buyback of treasury shares	-	-	(170.9)	(170.9)
Other transactions	**2.4**	**50.4**	**(170.9)**	**(118.1)**
Equity at 31.03.2007	**1,063.2**	**172.0**	**5,889.3**	**7,124.5**

2006	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	Equity Group DKKm
Equity at 01.01.2006	**1,136.1**	**69.5**	**6,286.1**	**7,491.7**
Adjustment, deferred gains/losses, hedging	-	-	58.5	58.5
Realised gains/losses, hedging	-	-	46.0	46.0
Realised gains/losses, trading (transferred from hedging)	-	-	33.2	33.2
Exchange adjustment, associates	-	-	(2.6)	(2.6)
Tax on equity entries	-	-	(38.5)	(38.5)
Recognised directly in equity	**-**	**-**	**96.6**	**96.6**
Retained earnings	-	-	230.9	230.9
Total net income	**-**	**-**	**327.5**	**327.5**
Capital increase through exercise of warrants	0.2	4.1	-	4.3
Buyback of treasury shares	-	-	(1,064.7)	(1,064.7)
Other transactions	**0.2**	**4.1**	**(1,064.7)**	**(1,060.4)**
Equity at 31.03.2006	**1,136.3**	**73.6**	**5,548.9**	**6,758.8**

Ottilavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Appendix 5 – cash flow statement

DKKm	2007 3M	2006 3M	2006 Full year
Cash flows from operating activities	381.9	293.6	1,394.0
Cash flows from investing activities	(126.7)	(95.8)	(770.5)
Free cash flow	**255.2**	**197.8**	**623.5**
Cash flows from financing activities	(106.3)	(1,017.5)	(900.8)
Increase/(decrease) in cash and cash equivalents	**148.9**	**(819.7)**	**(277.3)**
Cash and cash equivalents at 1.1	2,378.2	2,668.7	2,668.7
Unrealised exchange differences for the period	(0.1)	(3.2)	(13.2)
Increase/(decrease) for the period	148.9	(819.7)	(277.3)
Cash and cash equivalents at 31.3	**2,527.0**	**1,845.8**	**2,378.2**

Interest-bearing net cash is composed as follows:

Cash and securities exclusive of treasury shares	2,527.0	1,845.8	2,378.2
Interest-bearing debt	(1,514.7)	(470.5)	(1,502.3)
Interest-bearing net cash at 31.3	**1,012.3**	**1,375.3**	**875.9**

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck

10 May 2007

Release No 268

New Executive Vice President, CFO in H. Lundbeck A/S

Anders Götzsche, 39, has been appointed new Executive Vice President and CFO of H. Lundbeck A/S. He comes from a position as CFO and member of the Group Executive Management of Det Berlingske Officin A/S. Anders Götzsche will take up the position as Executive Vice President, CFO not later than on 1 September 2007 and will also become a member of the Executive Management of H. Lundbeck A/S.

Since 2005, Anders Götzsche has been responsible for finance at Det Berlingske Officin A/S, and before that he held an executive position with Group 4 Falck A/S, where he was responsible for Group Accounting and Reporting.

"We are pleased to announce the appointment of Anders Götzsche as Executive Vice President in Lundbeck," says Lundbeck's President and CEO Claus Bræstrup. "Anders Götzsche has extensive experience and will play a key role in Lundbeck's strategic development over the coming years."

Anders Götzsche holds an MSc (Business Administration and Auditing) and is a State Authorised Public Accountant.

Lundbeck contacts

Investors:
Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:
Caroline Broge
Media Relations Manager
+45 36 43 26 38

Release no. 268 – 10 May 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of pharmaceuticals for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approx. 5300 globally. For more information, please visit www.lundbeck.com.

Ottiliavej 9
2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 268

10. maj 2007

Ny koncerndirektør, CFO i H. Lundbeck A/S

Anders Götzsche, 39 år, er ansat som ny koncerndirektør med ansvar for økonomi, CFO, i H. Lundbeck A/S. Han kommer fra en stilling som økonomidirektør og medlem af koncerndirektionen hos Det Berlingske Officin A/S. Anders Götzsche tiltræder senest den 1. september 2007 stillingen som koncerndirektør, CFO og vil samtidig indtræde som medlem af H. Lundbeck A/S' direktion.

Anders Götzsche har siden 2005 været økonomiansvarlig hos Det Berlingske Officin A/S og før det direktør hos Group 4 Falck A/S med ansvar for Group Accounting og Reporting.

"Det er med glæde, at vi kan offentliggøre, at Anders Götzsche tiltræder som koncerndirektør i Lundbeck," udtaler koncernchef og administrerende direktør Claus Bræstrup. "Anders Götzsche har bred erfaring og vil spille en væsentlig rolle i de kommende års strategiske udvikling af Lundbeck."

Anders Götzsche er uddannet cand.merc.aud. og er statsautoriseret revisor.

Lundbeck kontakt

Investorer:
Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:
Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 268 – 10. maj 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Koncernen havde en nettoomsætning i 2006 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5.300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 269

15 May 2007

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 16 May 2007 file an increase of its share capital by DKK 406,475 nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,063,626,615 divided into 212,725,323 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2007 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 10 May 2007 and closes on 22 May 2007. In respect of the latest exercise period, two capital increases will be filed, the first of which will be made 16 May 2007. The second filing will be made after the latest exercise period has expired.

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Lundbeck contacts

Investors:

Jacob Tolstrup
Investor Relations Manager, North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 269 – 15 May 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 269

15. maj 2007

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 16. maj 2007 registrere en forhøjelse af aktiekapitalen med nominelt DKK 406.475 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.063.626.615 svarende til 212.725.323 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2007 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 10. maj – 22. maj 2007 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første vil blive foretaget den 16. maj 2007.

Den anden registrering vil blive fortaget efter udløb af udnyttelsesvinduet. Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Lundbeck kontakt

Investorer:

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Fondsbørsmeddelelse nr. 269 – 15. maj 2007

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Release No 270

18 May 2007

Announcement of transactions with shares and linked securities in H. Lundbeck A/S made by executives and their closely associated persons and legal entities

H. Lundbeck A/S hereby reports transactions made by executives and persons and legal entities closely associated to them with shares in H. Lundbeck A/S and linked securities, cf. section 28a of the Danish Securities Trading Act.

The list is based on reports received by H. Lundbeck A/S from the company's executives today or yesterday.

Name:	Per Wold-olsen
Job position of the executive:	Member of Supervisory Board
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Purchase of share
Date of trading:	16 May 2007
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	10.000 pcs.
Market price of securities traded:	1.310.000 DKK

Persons/entities under an obligation to report

Persons or entities under an obligation to report are defined as members of the Executive Management and the Supervisory Board of H. Lundbeck A/S and persons/entities closely associated to them.

Closely associated persons/entities means inter alia:

- spouse or cohabitant
- children below the age of 18
- legal entities in which the insider has a controlling influence

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Lundbeck contacts

Investors:	*Media:*
Jacob Tolstrup Investor Relations Manager, North America +1 201 350 0187	Caroline Broge Media Relations Manager +45 36 43 26 38

Stock Exchange Release No 270 – 18 May 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 270

18. maj 2007

Ledende medarbejderes og deres nærtståendes transaktioner med aktier og tilknyttede værdipapirer i H. Lundbeck A/S

H. Lundbeck A/S skal herved offentliggøre oplysninger om ledende medarbejderes og disses nærtståendes transaktioner med aktier i H. Lundbeck A/S og dertil knyttede værdipapirer, jf. værdipapirhandelslovens § 28 a.

Opgørelsen er baseret på de indberetninger, som H. Lundbeck A/S har modtaget fra selskabets ledende medarbejdere i dag eller i går.

Navn:	Per Wold-Olsen
Stillingsbetegnelse for ledende medarbejder:	Bestyrelsesmedlem
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Køb af aktie
Dato for transaktionen:	16. maj 2007
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	10.000 stk.
Transaktionens kursværdi:	1.310.000 DKK

Personer omfattet af oplysningsforpligtelsen
Personer omfattet af oplysningsforpligtigelse er defineret som medlemmer af selskabets direktion og bestyrelse samt disses nærtstående.

Nærtstående omfatter bl.a.:

- ægtefælle eller samlever

- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Lundbeck kontakt

Investorer:	*Presse:*
Jacob Tolstrup Investor Relations Manager, North America Tlf. +1 201 350 0187	Caroline Broge Media Relations Manager Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 270 – 18. maj 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 271

21 May 2007

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	19,156,787	129.4001	2,598,976,316
10 May 2007	200,101	128.2853	25,893,088
11 May 2007	104,753	129.4267	13,438,273
14 May 2007	127,584	130.3801	16,512,776
15 May 2007	21,824	130.4600	2,845,415
16 May 2007	85,615	130.6746	11,169,329
18 May 2007	116,840	132.9476	15,268,023
21 May 2007	4,700	128.2853	624,853
Accumulated under the program	19,818,204	135.4678	2,684,728,314

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback it is hereby announced that Lundbeck owns a total of 6,529,061 own shares at a nominal value of DKK 5, equal to 3.07% of the total number of 212,725,323 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Lundbeck contacts

Investors:	*Media:*
Jacob Tolstrup Investor Relations Manager, North America +1 201 350 0187	Caroline Broge Media Relations Manager +45 36 43 26 38

Stock Exchange Release No 271 – 21 May 2007

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 271

21. maj 2007

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	19.156.787	129,4001	2.598.976.316
10. maj 2007	200.101	128,2853	25.893.088
11. maj 2007	104.753	129,4267	13.438.273
14. maj 2007	127.584	130,3801	16.512.776
15. maj 2007	21.824	130,4600	2.845.415
16. maj 2007	85.615	130,6746	11.169.329
18. maj 2007	116.840	132,9476	15.268.023
21. maj 2007	4.700	128,2853	624.853
Akkumuleret under programmet	19.818.204	135,4678	2.684.728.314

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Efter ovenstående tilbagekøb meddeles det hermed, at Lundbeck ejer i alt 6.529.061 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 3,07% af det samlede antal på 212.725.323 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Lundbeck kontakt

Investorer:	*Presse:*
Jacob Tolstrup Investor Relations Manager, North America Tlf. +1 201 350 0187	Caroline Broge Media Relations Manager Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 271 – 21. maj 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 272

SEC Mail Processing Section
RECEIVED
JUN 04 2007
WASH. D.C.
209

23 May 2007

Nalmefene license enters into force

H. Lundbeck A/S and BioTie Therapies Corp. announced today that the licensing agreement has entered into force on worldwide rights for nalmefene, excluding North America, Mexico, UK, Ireland, Turkey, and South Korea.

To maximise nalmefene's potential in the treatment of alcoholism the partners have jointly decided to seek marketing authorisation simultaneously in all 27 EU member states via the centralised procedure. To this end, Lundbeck plans to further strengthen the existing nalmefene registration dossier in its alcoholism indication with additional phase III clinical studies. The studies are expected to start in 2008.

The license agreement terms have been amended to reflect the planned additional Lundbeck investment to strengthen the registration dossier for the centralised procedure. Under the terms of the amended agreement, BioTie will receive an execution fee of EUR 12 million, of which EUR 10 million was paid on signing in November 2006. In total, BioTie is eligible for up to EUR 80 million in upfront and milestone payments plus royalty on sales. BioTie will participate in financing some of the clinical development costs.

BioTie submitted a national marketing authorisation application regarding nalmefene in the treatment of alcoholism to the UK Medicines and Healthcare products Regulatory Agency (the MHRA) in November 2006. However, the change in regulatory strategy to seek an EU-wide marketing authorisation simultaneously in all 27 member states may involve BioTie withdrawing the UK national application to enable the centralised EU-wide registration process in due course.

About nalmefene

Nalmefene is a specific opioid receptor antagonist. BioTie has studied the safety and efficacy of nalmefene in a total of 1,200 patients, including two phase III studies in the UK and Finland in patients suffering from alcoholism and alcohol dependence.

Nalmefene is the first oral drug showing efficacy in reducing heavy drinking in multicenter, controlled studies.

The treatment of alcoholism represents a significant unmet medical need. More than 30 million people in the US, Europe and Japan suffer from alcohol abuse (Datamonitor 04/2002). Every year, in the UK alone, there are 150,000 hospital admissions and 20,000 premature deaths directly due to alcohol, 1.2 million alcohol related violent incidents, and the UK National Health Service estimates the annual costs of alcohol abuse to range between GBP 1.4 billion and GBP 1.7 billion.

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

BioTie contacts

Timo Veromaa
President & CEO
+358 2 274 8901
Timo.veromaa@biotie.com

Lundbeck contacts

Investors:

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 272 – 23 May 2007

About Biotie Therapies Corp.
BioTie is a Finnish biotech company with focus on dependence disorders, inflammatory diseases and thrombosis. The Company started operations in 1996 and as a pioneer in dependence disorders has been developing nalmefene for the treatment of alcoholism and pathological gambling since 1999. (www.biotie.com)

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby Copenhagen

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 272

23. maj 2007

Nalmefen-licens træder i kraft

H. Lundbeck A/S og BioTie Therapies Corp. har i dag offentliggjort, at licensaftalen er trådt i kraft vedrørende de globale rettigheder til stoffet nalmefen, med undtagelse af Nordamerika, Mexico, Storbritannien, Irland, Tyrkiet og Sydkorea.

For at optimere nalmefens potentiale i behandlingen af alkoholisme har parterne i fællesskab besluttet at ansøge om markedsføringstilladelse samtidig i alle EU's 27 medlemslande via den centraliserede procedure. Til dette formål planlægger Lundbeck yderligere at styrke den eksisterende registreringsansøgning for nalmefen inden for indikationen alkoholisme med yderligere kliniske fase III-undersøgelser. Undersøgelserne forventes påbegyndt i 2008.

Licensaftalens vilkår er blevet tilpasset Lundbecks planlagte yderligere investering for at styrke registreringsansøgningen for den centraliserede procedure. I henhold til den ændrede aftale modtager BioTie en initialbetaling på EUR 12 mio., hvoraf EUR 10 mio. blev betalt ved aftalens indgåelse i november 2006. Samlet er BioTie berettiget til betalinger på op til EUR 80 mio. i initial- og milepælsbetalinger samt royalties af salget. BioTie vil deltage i finansieringen af nogle af de kliniske udviklingsomkostninger.

BioTie indsendte i november 2006 en national markedsføringsansøgning vedrørende nalmefen til behandling af alkoholisme til sundhedsmyndighederne i Storbritannien (Medicines and Healthcare products Regulatory Agency – MHRA). Ændringen af den regulatoriske strategi om at ansøge om markedsførings-tilladelse i EU samtidig i alle 27 medlemslande kan imidlertid medføre, at BioTie trækker sin ansøgning i Storbritannien tilbage, så den centraliserede registreringsproces for hele EU kan gennemføres.

Om nalmefen

Nalmefen er en specifik opioid receptorantagonist. BioTie har undersøgt nalmefens sikkerhed og effekt hos i alt 1.200 patienter, herunder i to fase III-studier i Storbritannien og Finland i patienter, der lider af alkoholisme og alkoholafhængighed.

Nalmefen er det første lægemiddel til oral brug, som i multicenter, kontrollerede undersøgelser viser effekt ved at reducere overforbrug af alkohol.

Behandlingen af alkoholisme udgør et væsentligt udækket medicinsk behov. Flere end 30 millioner mennesker i USA, Europa og Japan lider af alkoholmisbrug (Datamonitor 04/2002). Hvert år forårsager alkohol alene i Storbritannien 150.000 hospitalsindlæggelser og 20.000 tilfælde af tidlig død samt 1,2 millioner alkoholrelaterede voldstilfælde, og det engelske sundhedsvæsen (NHS) anslår, at de årlige omkostninger ved alkoholmisbrug andrager mellem GBP 1,4 og 1,7 milliarder.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

BioTie kontakt

Timo Veromaa
President & CEO
+358 2 274 8901
Timo.veromaa@biotie.com

Lundbeck kontakt

Investorer:

Jacob Tolstrup
Investor Relations Manager, North America
+1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Fondsbørsmeddelelse nr. 272 - 21. maj 2007

Om Biotie Therapies Corp.
BioTie er et finsk biotekselskab med fokus på afhængighedslidelser, betændelsessygdomme og trombose. Selskabet startede sit virke i 1996 og har som banebrydende virksomhed inden for afhængighedslidelser udviklet nalmefene til behandling af alkoholisme og patologisk ludomani siden 1999. (www.biotie.com).

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 273

24 May 2007

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 25 May 2007 file an increase of its share capital by DKK 64,750, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,063,691,365 divided into 212,738,273 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2007 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 10 May 2007 and closed on 22 May 2007. In respect of the latest exercise period, two capital increases will be filed, the second of which will be made 25 May 2007. The first filing was made 16 May 2007, see release no. 269 of 15 May 2007.

The share capital has been increased by DKK 471,225 in total as a result of employees exercising warrants in the latest exercise period. The exercised warrants constitute approximately 3.7% of the total grant of warrants.

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Investors:	*Media:*
Jacob Tolstrup Investor Relations Manager, North America +1 201 350 0187	Caroline Broge Media Relations Manager +45 36 43 26 38

Stock Exchange Release No 273 – 24 May 2007

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 273

24. maj 2007

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 25. maj 2007 registrere en forhøjelse af aktiekapitalen med nominelt DKK 64.750 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.063.691.365 svarende til 212.738.273 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2007 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 10. maj – 22. maj 2007 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den anden vil blive foretaget den 25. maj 2007. Den første registrering blev foretaget den 16. maj 2007, se meddelelse nr. 269 af 15. maj 2007.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 471.225 som følge af medarbejderes udnyttelse af tegningsoptioner i det seneste udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 3,7% af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2007.

Lundbeck kontakt

Investorer:

Jacob Tolstrup
Investor Relations Manager, North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 273 – 24. maj 2007

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,2 mia. (cirka EUR 1,2 mia. eller USD 1,6 mia.). Antallet af medarbejdere er ca. 5300 globalt. For yderligere information, se www.lundbeck.com

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